EXHIBIT 2.1

Dated 9 June 2003

PwC BPO BV

PwC BPO (UK) Limited

PricewaterhouseCoopers (Resources)

P.W. & Co.

PricewaterhouseCoopers LLP

registered in England

PricewaterhouseCoopers LLP

established in the United States of America

PricewaterhouseCoopers Accountants NV

PricewaterhouseCoopers Belastingadviseurs NV

and

Exult Inc.

SALE AND PURCHASE AGREEMENT

relating to the companies and assets comprising the Business Process Outsourcing Business

One Silk Street

London EC2Y 8HQ

United Kingdom

Telephone (44-20) 7456 2000

Facsimile (44-20) 7456 2222

TABLE OF CONTENTS

Contents		Page

1	Interpretation	1

2	Agreement to Sell the Group and the Procured IPR	9

3	Consideration	13

4	Closing	14

5	The Relevant Employees	14

6	Pensions	17

7	Post-Closing Adjustments	19

8	Post-Closing Obligations	20

9	Warranties	23

10	Limitation of Liability	25

11	Claims	29

12	Restrictions	31

13	Guarantee	34

14	Confidentiality	35

15	Other Provisions	36

Schedule 1 Part 1 Details of the Sellers, Shares etc (Clause 1.1)

Schedule 1 Part 2 Details of the Business Seller, Business etc (Clause 1.1)

Schedule 2 Companies

Schedule 3 The Properties (Clause 1.1)

Schedule 4 Procured IPR (Clause 1.1)

Schedule 5 Relevant Employees (Clause 1.1)

i

Schedule 6 Part 1 Closing (Clause 4)

Schedule 6 Part 2 Closing Obligations

Schedule 7 Part 1 Capital Employed Statement (Clause 7)

Schedule 7 Part 2 Target Capital Employed (Clause 1.1)

Schedule 7 Part 3 Capital Employed Statement (Clause 1.1)

Schedule 8 Warranties given under Clause 9.1

Schedule 9 Warranties given by the Purchaser and the Relevant Purchasers under Clause 9.3

Schedule 10 Key Contracts (Clause 1.1)

Schedule 11 Allocation of Purchase Price (Clause 3.1.2)

Schedule 12 VAT (Clause 3.2)

Schedule 13 Movable Assets (Clause 1.1)

Schedule 14 Assumed Liabilities (Clause 1.1)

Schedule 15 Part 1 Contracts (Clause 1.1)

Schedule 15 Part 2 Contracts (Clause 2.3.1)

Schedule 16 Local Transfer Documents (Clause 2.4.1)

Schedule 17 Guarantees (Clause 15.1.4)

Schedule 18 Form of Transitional Services Agreement (Clause 1.1)

Schedule 19 Sale and purchase of BPO Poland (Clause 2.6.2(i))

Schedule 20 List of public searches (Clause 9.2.1(ii))

Schedule 21 Resignations (Part 2 of Schedule 6)

Exult, Inc. agrees to furnish supplementally a copy of any of the foregoing schedules to the SEC upon request

ii

Sale and Purchase Agreement

This Agreement is made on 9 June 2003

between:

(1)	PwC BPO BV a company incorporated in the Netherlands whose registered office is at Marten Meesweg 25, 3068 AV Rotterdam, The Netherlands (“PwC BPO”);

(2)	PwC BPO (UK) Limited a company incorporated in England and Wales whose registered office is at Southwark Towers, 32 London Bridge Street, London SE1 9SY, United Kingdom (“PwC BPO UK”);

(3)	PricewaterhouseCoopers (Resources), an unlimited company incorporated in England and Wales whose registered office is at 1 Embankment Place, London WC2N 6RH, United Kingdom (“PwCR”);

(4)	P.W. & Co., an unlimited company incorporated in England and Wales whose registered office is at Southwark Towers, 32 London Bridge Street, London, SE1 9SY, United Kingdom (“PW”);

(5)	PricewaterhouseCoopers LLP a limited liability partnership registered in England with registered number OC303525 whose registered office is at 1 Embankment Place, London WC2N 6RH, United Kingdom (“PwC UK”);

(6)	PricewaterhouseCoopers LLP a limited liability partnership established under the laws of the state of Delaware, United States of America whose principal office is at 1177 Avenue of the Americas, New York, New York 10036, United States of America (“PwC US”);

(7)	PricewaterhouseCoopers Accountants NV and PricewaterhouseCoopers Belastingadviseurs NV each with its corporate seat at Prins Bernhardplein 200, 1097 JB Amsterdam, The Netherlands (together, “PwC Netherlands”);

(8)	Exult Inc. a company incorporated in the state of Delaware whose headquarters are at 121 Innovation Drive, Suite 200, Irvine, California, 92612, United States of America (the “Purchaser”).

Whereas:

(A)	The Sellers have agreed to sell the Group and to procure the sale of the Procured IPR and assume the obligations imposed on the Sellers under this Agreement.

(B)	The Purchaser has agreed to purchase or procure the purchase of the Group and the Procured IPR and to assume the obligations imposed on the Purchaser under this Agreement.

(C)	The Seller Guarantors have agreed to guarantee the obligations of the Sellers, PwCR and PW as set out in this Agreement.

It is agreed as follows:

1	Interpretation

In this Agreement, unless the context otherwise requires, the provisions in this Clause 1 apply:

1.1	Definitions

“Accounts” means:

(i)	in respect of PwC BPO do Brasil Ltda, the unaudited accounts for the twelve month period ended on the Accounts Date; and

(ii)	in respect of each of BPO Admin EA (Singapore) Pte Ltd and BPO Hong Kong Limited, the audited accounts for the twelve month period ended on the Accounts Date,

copies of which are attached to the Disclosure Letter.

“Accounts Date” means 30 June 2002;

“Actual Capital Employed” means the Capital Employed as derived from the Capital Employed Statement in accordance with Clause 7.2.2;

“Agreed Terms” means, in relation to a document, such document in the terms agreed between PwC BPO and the Purchaser and signed for identification by the Purchaser’s Lawyers and the Sellers’ Lawyers with such alterations as may be agreed in writing between PwC BPO and the Purchaser from time to time;

“Assumed Liabilities” means the Liabilities in relation to the Business to be assumed by the Business Purchaser in accordance with Clause 2.3.3 as listed in Schedule 14 and “Assumed Liability” means any one of them;

“BPO/Algar Project Liability” means any Liabilities relating to the invoice sent by International Business Machines Corporation to PwC BPO do Brasil Ltda for approximately BRL314,377.67 in relation to the BPO/Algar consulting project;

“Brazil Building Registration” means all Liabilities relating to the registration of the building on the Freehold Property with the Real Estate Registry in Brazil including in respect of any unpaid or the balance of any improperly paid social security payments made or to be paid in connection with the construction of that building, the approval of that building and the issuance of the appropriate certificate by the INSS;

“Brazil Employee Liability” means all Liabilities incurred by PwC BPO do Brasil Ltda relating to the employment or severance of Diego Ramirez;

“Business” means the unincorporated business process outsourcing business utilising the Business Assets and as carried on by PwC BPO UK at the date of this Agreement;

“Business Assets” means all the property, rights, undertaking and assets agreed to be sold by PwC BPO UK under Clause 2.3.1 of this Agreement or any relevant Local Transfer Document;

“Business Day” means a day which is not a Saturday, a Sunday or a public holiday in London or in any jurisdiction in which any Company is incorporated;

“Business Properties” means the Properties of PwC BPO UK set out in Part 2 of Schedule 3 and “Business Property” means any one of them;

“Business Purchaser” means Exult Limited, a company incorporated in England and Wales whose registered office is at 6th Floor, 16 Old Bailey, London, United Kingdom;

“Business Receivables” means the book and other debts receivable by or owed to PwC BPO UK in relation to the Business for services supplied in the ordinary course of carrying on the Business at Closing whether or not yet due or payable (including, without limitation, trade debts, deposits, prepayments, retrospective rebates and overpayments) and interest thereon;

“Business Seller” means PwC BPO UK;

“Capital Employed” means the aggregate amount of the capital employed of the Companies and Business at Closing as set out in the Capital Employed Statement;

“Capital Employed Adjustment” means the amount by which the Target Capital Employed exceeds the Actual Capital Employed, determined in accordance with Clause 7.3.1 (in which case such amount shall be expressed as a negative figure) or by which the Target Capital Employed is less than the Actual Capital Employed, determined in accordance with Clause 7.3.2 (in which case such amount shall be expressed as a positive figure);

“Capital Employed Statement” means the statement to be prepared in accordance with Clause 7 as agreed or determined in accordance with Part 1 of Schedule 7;

“Cash and Tax Adjustment Amount” means the amount of:

(i)	the aggregate Cash Balances of the Companies;

(ii)	plus or minus (as the case may be):

(a)	the amount shown as current or deferred assets in respect of Taxation on corporate profits;

(b)	the amount provided for current and deferred liabilities in respect of Taxation on corporate profits,

as set out in rows 132 and 133 in the Capital Employed Statement,

on the Closing Date as set out in the Capital Employed Statement and which may be a positive or negative figure;

(iii)	less the amount of Irrecoverable Receivables;

“Cash Balances” means the balances shown by the cash books of the Companies;

“Central Goodwill” means the goodwill of PwC UK in relation to the Business as at Closing including the right for the Business Purchaser to represent itself as carrying on the Business in continuation of and in succession to PwC BPO UK;

“Closing” means, in respect of any particular sale of Shares and/or Business, the completion of such sale pursuant to Clauses 4.1, 4.2 and 4.3 of this Agreement and any relevant Local Transfer Document;

“Closing Amount” has the meaning given in Clause 3.1;

“Closing Date” means the date on which Closing takes place;

“Companies” means the companies, details of which are set out in Schedule 2, and “Company” means any one of them;

“Contracts” means the contracts (other than the Key Contracts), undertakings, arrangements and agreements relating to the Business as set out in Part 1 of Schedule 15, and “Contract” means any of them;

“Crossgate Centre” means the service centre known as Duncan House, South Shields, Tyne & Wear, United Kingdom, NE33 4QB;

“Disclosure Letter” means the letter dated on the same date as this Agreement from PwC BPO to the Purchaser disclosing:

(i)	information constituting exceptions to the Sellers’ Warranties; and

(ii)	details of other matters referred to in this Agreement;

“Draft Capital Employed Statement” has the meaning given in Clause 7.1;

“Employment Losses” means any and all losses, liabilities, costs (including but not limited to, the costs of reasonable legal and other expert advice), charges and expenses arising out of or connected with employment or the employment relationship (or the termination thereof), including those arising out of any actions, proceedings, claims, and demands but excluding any indirect or consequential losses;

“Encumbrance” means any claim, charge, mortgage, pledge, lien, option, equity, power of sale, right of first refusal or pre-emption, hypothecation or other similar third party rights;

“Event” has the meaning given to Event in the Tax Indemnity;

“Excepted Liabilities” has the meaning given to it in Clause 8.1.2;

“Excluded Liabilities” means all Liabilities of the Business Seller or of the Business other than the Assumed Liabilities;

“Freehold Property” means the land and buildings at the Property listed in Part 1.1 of Schedule 3;

“Goodwill” means the goodwill of PwC BPO UK in relation to the Business as at Closing including the right for the Business Purchaser to represent itself as carrying on the Business in continuation of and in succession to PwC BPO UK;

“Group” means the Companies and the Business, taken as a whole;

“Intellectual Property” means trade marks, service marks, trade names, domain names, patents, inventions, registered and unregistered design rights, copyrights, database rights and all other similar rights in any part of the world (including Know-how) including, where such rights are obtained or enhanced by registration, any registration of such rights and applications and rights to apply for such registrations;

“Irrecoverable Receivables” means the aggregate value of the Business Receivables delivered to the Business Purchaser at Closing and which are deemed irrecoverable by the date the Capital Employed Statement is finally determined in accordance with Schedule 7;

“Key Contracts” means the contracts of the Group as set out in Schedule 10 and “Key Contract” means any one of them;

“Key Contract Liabilities” means all penalties, charges, discounts, credits against future payments, additional services at less than the contracted consideration, costs, Losses and other Liabilities arising out of any failure in any way to perform or breach of any nature prior to Closing by any member of the Sellers’ Group of any Key Contract;

“Know-how” means confidential and proprietary industrial and commercial information and techniques in any form including (without limitation) drawings, formulae, test results, reports, project reports and testing procedures;

“Liabilities” means all liabilities, duties and obligations of every description, whether deriving from contract, common law, statute or otherwise, whether present or future, actual or contingent, ascertained or unascertained or disputed and whether owed or incurred severally or jointly or as principal or surety and “Liability” means any one of them;

“Liability to Taxation” has the meaning given to Liability to Taxation in the Tax Indemnity;

“Local Transfer Document” has the meaning given to it in Clause 2.4;

“Losses” means all losses, liabilities, costs (including without limitation reasonable legal costs and reasonable experts’ and consultants’ fees), charges, expenses, actions, proceedings, claims and demands and “Loss” means any one of them;

“Moveable Assets” means the equipment and other assets used in connection with the Business and as set out in Schedule 13;

“Nortel Agreement” means the Nortel Disengagement and Asset Purchase Agreement dated 12 November 2002 between Nortel Networks Limited, PwC BPO Mideast Holdings LLC, PwC US, Pricewaterhouse LLP (Canada), PwC BPO and PwC Outsourcing France SAS;

“Procured IPR” means Intellectual Property listed in Schedule 4;

“Properties” means the properties or rights of occupation pursuant to the agreements set out in Parts 1 and 2 of Schedule 3 and “Property” means any one of them;

“Purchase Price” means the Closing Amount, as adjusted in accordance with Clause 7.3;

“Purchaser’s Group” means the Purchaser and its subsidiaries from time to time;

“Purchaser’s Lawyers” means Gibson, Dunn & Crutcher of Telephone House, 2-4 Temple Avenue, London, EC4Y 0HB, United Kingdom;

“PwC Interfirm Liabilities” means all liabilities relating to the Group’s release or termination from the Firm Services Agreement with PricewaterhouseCoopers International Limited and all other arrangements reflecting the Group’s participation in the PwC Network prior to Closing;

“PwC Name” means:

(i)	the name PricewaterhouseCoopers and any abbreviations or variations thereof;

(ii)	the PricewaterhouseCoopers logo and any other logo or mark from time to time used by the PwC Network or any member thereof to identify their services and products; and

(iii)	any goodwill attaching to any of the above;

“PwC Network” means the global network of PricewaterhouseCoopers and includes:

(i)	the members of PricewaterhouseCoopers International Limited (“PwCIL”) from time to time;

(ii)	the entities, organisations or partnerships who are from time to time party to a network agreement with PwCIL; and

(iii)	the subsidiaries from time to time of entities, organisations or partnerships referred to in paragraph (i) or (ii) above;

“Records” means the originals of or, where the Business Seller is required by law to retain originals or does not have originals, copies (including certified copies if reasonably required by the Purchaser) of customer and supplier lists, sales and stock records, outstanding customer and supplier orders and all other financial ledgers, documents, books and records in relation to the Business necessary for the Purchaser or any member of the Purchaser’s Group to carry on the Business;

“Relevant Employees” means the employees set out in Part 1 of Schedule 5 to this Agreement;

“Relevant Purchaser” means the member of the Purchaser’s Group listed in Schedule 1 as the purchaser of either Shares or the Business in respect of the Shares or Business shown against its name in such Schedule;

“Relief” has the meaning given to Relief in the Tax Indemnity;

“Reporting Accountants” means Deloitte & Touche or, if that firm is unable or unwilling to act in any matter referred to them under this Agreement, a firm of accountants to be agreed by PwC BPO and the Purchaser within seven days of a notice by one to the other requiring such agreement or failing such agreement to be nominated on the application of either of them by or on behalf of the President of the Institute of Chartered Accountants in England and Wales;

“Restructuring Events” means the reorganisation prior to Closing of the BPO business of the PwC Network and the disposal of part of that business to International Business Machines Corporation, including the establishment or transfer of any of the Companies or any member of the Sellers’ Group and the transfer into or out of the Companies or any member of the Sellers’ Group of any part of their business carried on from time to time or any interest in shares (or equivalent in any particular jurisdiction), including the transfer of the business and assets to PwC BPO (Netherlands) BV on 30 September 2002, the transfer by PwC BPO (Netherlands) BV of its shareholding in Melior Srl to PwC BPO and the transfer by BPO Admin EA (Singapore) Pte Ltd of its shareholding in BPO Philippines Inc to PwC BPO;

“Safeway” means Safeway Stores plc;

“Safeway Service Agreement” means the Financial Accounting Business Process Outsourcing Agreement dated 19 June 2000 between PwC BPO UK and Safeway;

“Saving” has the meaning given to Saving in the Tax Indemnity;

“SCB Premises” means the Properties described in Part 1.2 and Part 2 of Schedule 3 under the headings “Hong Kong SCB Premises”, “Singapore SCB Premises” and “United Kingdom SCB Premises”;

“Seller Guarantors” means PwC UK and PwC US and “Seller Guarantor” means either of them;

“Sellers” means PwC BPO and PwC BPO UK, and “Seller” means either of them;

“Sellers’ Group” means PwC BPO and its subsidiaries from time to time including PwC BPO UK and “a member of the Sellers’ Group” means any one of them;

“Sellers’ Lawyers” means Linklaters of One Silk Street, London, EC2Y 8HQ, United Kingdom;

“Sellers’ Warranties” means the warranties given by the Warrantor pursuant to Clause 9 and Schedule 8 and “Sellers’ Warranty” means any one of them;

“Senior Employee” means the employees set out in Part 2 of Schedule 5 to this Agreement;

“Share Purchaser” means, in relation to each of the Companies referred to in column (2) of Part 1 of Schedule 1 the company whose name is set out opposite that Company in column (4);

“Shares” means all the issued shares in the capital of the Companies and the quotas specified in Schedule 1;

“Software Contracts” means the Contracts listed in Part A of Part 1 of Schedule 15;

“Target Capital Employed” means the amount specified in Part 2 of Schedule 7;

“Target Capital Employed Statement” means the statement set out in Part 2 of Schedule 7;

“Taxation” or “Tax” has the meaning given to Taxation in the Tax Indemnity;

“Tax Authority” has the meaning given to it in the Tax Indemnity;

“Tax Indemnity” means the deed of covenant against Taxation in the Agreed Terms to be entered into at Closing;

“Tax Provision” has the meaning given to Tax Provision in the Tax Indemnity;

“Third Party Consents” means all consents, licences, approvals, permits, authorisations or waivers required from third parties for the assignment, novation or transfer to the Business Purchaser of any of the Contracts and “Third Party Consent” means any one of them;

“Title Warranties” means the Sellers’ Warranties set out in paragraphs 1.1 and 1.2 of Schedule 8;

“Transaction Documents” means this Agreement, the Tax Indemnity, the Transitional Services Agreement, the Local Transfer Documents and any other documents signed by either of the Sellers in connection with the sale and purchase of the Group;

“Transfer Regulations” means the Transfer of Undertakings (Protection of Employment) Regulations 1981 (UK);

“Transitional Services Agreement” means the agreement as set out in Schedule 18 between PwC UK and the Business Purchaser relating to the post-Closing transitional services to be provided by PwC UK to the Business Purchaser in the United Kingdom;

“Understated Refund” has the meaning given to Understated Refund in the Tax Indemnity;

“Understated Relief” has the meaning given to Understated Relief in the Tax Indemnity;

“VAT” means within the European Union such Tax as may be levied in accordance with (but subject to derogations from) the Directive 77/338/EEC and outside the European Union any Taxation levied by reference to added value or sales;

“VATA” means the Value Added Tax Act 1994 (UK);

“Warrantor” means PwC BPO.

1.2	Rights and obligations of the Sellers, PwCR, PW and the Purchaser

1.2.1	The Sellers, PwC UK, PwCR and PW agree that where any right (whenever arising) is given to any Seller, PwCR or PW under any of the Transaction Documents, such right shall be exercisable exclusively by PwC BPO (it being acknowledged and agreed that any Loss suffered by any Seller, PwCR or PW shall be deemed for the purposes of this Clause 1.2.1 to have been suffered by PwC BPO) and any such exercise shall be binding on the Sellers, PwCR and PW.

1.2.2	The Purchaser on behalf of itself and the Relevant Purchasers agrees that where any right (whenever arising) is given to the Purchaser or a Relevant Purchaser or a member of the Purchaser’s Group under any of the Transaction Documents, such right shall be exercisable exclusively by the Purchaser as trustee for the Relevant Purchaser, as appropriate (it being acknowledged and agreed that any Loss suffered by any Relevant Purchaser or a member of the Purchaser’s Group shall be deemed for the purposes of this Clause 1.2.2 to have been suffered by the Purchaser), and any such exercise shall be binding on the Relevant Purchasers.

1.2.3	PwC BPO shall procure full compliance of all and any obligations or liabilities (whenever arising) assumed by the Sellers, PwC UK, PwCR or PW (or expressed to be obligations of any Seller, PwCR or PW) pursuant to any of the Transaction Documents.

1.2.4	The Purchaser shall procure full compliance of all and any obligations or liabilities (whenever arising) assumed by the Purchaser or any Relevant Purchaser (or expressed to be obligations of any Relevant Purchaser) pursuant to any of the Transaction Documents.

1.3	Shares

References to shares shall include, where relevant, quotas.

1.4	Singular, plural, gender

References to one gender include all genders and references to the singular include the plural and vice versa.

1.5	References to persons and companies

References to:

1.5.1	a person shall include any company, partnership or unincorporated association (whether or not having separate legal personality); and

1.5.2	a company shall include any company, corporation or any body corporate, wherever incorporated.

1.6	References to subsidiaries and holding companies

A company is a “subsidiary” of another company (its “holding company”) if that other company, directly or indirectly, through one or more subsidiaries:

1.6.1	holds a majority of the voting rights in it;

1.6.2	is a member or shareholder of it and has the right to appoint or remove a majority of its board of directors or equivalent managing body;

1.6.3	is a member or shareholder of it and controls alone, pursuant to an agreement with other shareholders or members, a majority of the voting rights in it; or

1.6.4	has the right to exercise a dominant influence over it pursuant to its constitutional documents or pursuant to a control contract.

1.7	Schedules etc.

References to this Agreement shall include any Recitals and Schedules to it and references to Clauses and Schedules are to Clauses of, and Schedules to, this Agreement. References to paragraphs and Parts are to paragraphs and Parts of the Schedules.

1.8	Information

References to books, records or other information mean books, records or other information in any form including paper, electronically stored data, magnetic media, film and microfilm.

1.9	Legal Terms

References to any English legal term shall, in respect of any jurisdiction other than England, be construed as references to the term or concept which most nearly corresponds to it in that jurisdiction.

1.10	References to Indemnifying

References in this Agreement to “indemnify” and “indemnifying” a person against any circumstances include indemnifying that person on an after Tax basis against each Liability, Loss and cost (including each Loss, Liability and cost incurred directly or indirectly as a result of defending or settling any claim alleging such a Liability) incurred by that person as a consequence of or which would not have arisen but for that circumstance taking into account any Tax actually saved by that person as a direct or indirect result of such Liability, Loss or cost.

1.11	References to Control

References in Clause 10.6.2 of this Agreement to “control” shall mean that a person (“A”) shall be treated as having “control” of a body corporate (“B”) if A:

1.11.1	holds a majority of the voting rights in B; or

1.11.2	is a member of B and has the right to appoint or remove a majority of B’s board of directors; or

1.11.3	is a member of B and has itself the right to exercise, pursuant to an agreement with other members, a majority of the voting rights in B,

or if A controls another body corporate which in turn controls B, or if A controls B through a series of bodies corporate.

2	Agreement to Sell the Group and the Procured IPR

2.1	Sale and Purchase of the Group

2.1.1	On and subject to the terms of this Agreement and the Local Transfer Documents:

(i)	the Sellers (each as to the Shares or Business set out against its name in Schedule 1), agree to sell or (and in respect of all the Shares and Business) procure the sale of, in each case free from Encumbrances and with full title guarantee, the Shares and the Business; and

(ii)	the Purchaser agrees to purchase or procure the purchase by a Relevant Purchaser of, free from Encumbrances, the Shares and the Business;

with the intent and purpose of selling and purchasing the whole of the Group as a going concern.

2.2	Sale of the Shares and Procured IPR

2.2.1	The Shares shall be sold together and with all rights and advantages attaching to them as at Closing (including, without limitation, the right to receive all dividends or distributions declared, made or paid on or after Closing).

2.2.2	The Sellers shall procure that on or prior to Closing any and all Encumbrances over the Shares are waived irrevocably by the persons entitled thereto.

2.2.3	On and pursuant to the terms of this Agreement, PwC BPO agrees to procure the transfer of the Procured IPR for the benefit of the Purchaser as at Closing.

2.3	Sale of the Business

2.3.1	There shall be included in the sale of the Business under this Agreement or, where relevant, the Local Transfer Documents, free from Encumbrances:

(i)	the Procured IPR as listed in Schedule 4 (on the terms set out in Schedule 4);

(ii)	the Business Receivables;

(iii)	the Goodwill and the Central Goodwill;

(iv)	the Moveable Assets;

(v)	the rights and benefits of the Business Seller arising under the Key Contracts and the Contracts (in respect of the Contracts only (other than the Software Contracts), on the terms set out in Part 2 of Schedule 15), including the rights and benefits of the Business Properties; and

(vi)	the Records.

2.3.2	There shall be excluded from the sale of the Business under this Agreement and the Local Transfer Documents the following:

(i)	the Cash Balances held by or on behalf of the Business Seller at Closing in relation to the Business;

(ii)	debts due to the Business Seller from any relevant Tax Authority in respect of Taxation for the period prior to Closing;

(iii)	the PwC Name; and

(iv)	any other assets of the Business Seller existing at Closing excluded by the terms of this Agreement.

2.3.3	The Business Seller agrees to transfer or procure the transfer and the Purchaser agrees to procure that the Business Purchaser accepts the transfer of, and assumes, duly and punctually pays, satisfies, discharges, performs or fulfils, all Assumed Liabilities. The Business Seller agrees with the Purchaser that such Assumed Liabilities shall be transferred to and assumed by the Business Purchaser so that the Business Purchaser shall have and be entitled to the benefit of the same rights, powers, remedies, claims, defences, obligations and conditions (including, without limitation, rights of set-off and counterclaim) as the Business Seller enjoyed.

2.3.4	Clause 2.3.3 shall not apply to, and nothing in this Agreement or any Local Transfer Document shall operate to transfer, and neither the Purchaser nor the Business Purchaser or any member of the Purchaser’s Group shall be obliged to accept the transfer of and to assume, duly and punctually pay, satisfy, discharge, perform or fulfil:

(i)	any Liability expressly reserved to the Business Seller under this Agreement or any Local Transfer Document or the Tax Indemnity;

(ii)	any Liability in respect of any moneys borrowed, or indebtedness in the nature of borrowings incurred, by any member of the Sellers’ Group or any security, guarantee, comfort or other financial accommodation in respect of such moneys or indebtedness;

(iii)	any Liability in relation to the Business not expressly assumed by the Business Purchaser under this Agreement or any Local Transfer Document or the Tax Indemnity;

(iv)	any Liability in respect of Taxation arising in respect of any period for Taxation purposes ending on or prior to Closing;

(v)	any Liability (other than an Assumed Liability) in respect of the conduct of the Key Contracts and Software Contracts and arising in respect of the period prior to Closing;

(vi)	in relation to the Business, any Liability (other than an Assumed Liability) in respect of the conduct of the Contracts (other than the Software Contracts) and arising in respect of the period prior to Closing; and

(vii)	any other Liability in relation to the Business (other than an Assumed Liability).

2.4	Local Transfer Documents

2.4.1	On Closing, the Sellers and the Relevant Purchasers shall execute the agreements, transfers, conveyances and other documents (subject to the relevant local law and otherwise as may be agreed between the Sellers and the Relevant Purchasers) to implement the transfer of the Shares and the Business on Closing (the “Local Transfer Documents” and each, a “Local Transfer Document”) as are listed in Schedule 16.

2.4.2	To the extent that the provisions of a Local Transfer Document are inconsistent with or (except to the extent they implement a transfer in accordance with this Agreement) additional to the provisions of this Agreement:

(i)	the provisions of this Agreement shall prevail; and

(ii)	so far as permissible under the laws of the relevant jurisdiction, PwC BPO and the Purchaser shall procure that the provisions of the relevant Local Transfer Document are adjusted to the extent necessary to give effect to the provisions of this Agreement or, to the extent this is not permissible, PwC BPO shall indemnify the Purchaser against all Losses suffered by the Relevant Purchasers or, as the case may be, the Purchaser shall indemnify PwC BPO against all Losses suffered by the Sellers, in either case through or arising from the inconsistency between the Local Transfer Document and the Agreement or the additional provisions (except to the extent they implement a transfer in accordance with this Agreement).

2.4.3	If there is an adjustment to the consideration under Clause 7.3 of this Agreement which relates to a Company which is the subject of a Local Transfer Document, then, if required to implement the adjustment and so far as permissible under the laws of the relevant jurisdiction, the relevant Seller shall, and the Purchaser shall procure that the Relevant Purchaser shall, enter into a supplemental agreement reflecting such adjustment and the allocation of such adjustment.

2.4.4	No member of the Sellers’ Group shall bring any claim against the Purchaser or any Relevant Purchaser in respect of or based upon the Local Transfer Documents save to the extent necessary to implement any transfer of the Shares or the Business or the Procured IPR in accordance with this Agreement. To the extent that any such person does bring a claim in breach of this Clause 2.4, PwC BPO shall indemnify the

Purchaser or the Relevant Purchaser against all Losses which the Purchaser or the Relevant Purchaser may suffer through or arising from the bringing of such a claim.

2.4.5	No member of the Purchaser’s Group shall bring any claim against any Seller in respect of or based upon the Local Transfer Documents save to the extent necessary to implement any transfer of the Shares or the Business or the Procured IPR in accordance with this Agreement. To the extent that a Relevant Purchaser does bring a claim in breach of this Clause, the Purchaser shall indemnify the relevant Seller against all Losses which the relevant Seller may suffer through or arising from the bringing of such a claim and the Relevant Purchaser shall indemnify the Purchaser against any payment which the Purchaser shall make to the relevant Seller pursuant to this Clause 2.4.

2.5	Excluded assets

Notwithstanding any other provision in this Agreement, the parties acknowledge and agree that any licences, consents, authorisations, orders, warrants, confirmations, permissions, certificates, approvals, registrations and authorities, including any Intellectual Property, that are:

2.5.1	owned by any member of the PwC Network (excluding the Companies); or

2.5.2	licensed by any person who is not a member of the PwC Network to any member of the PwC Network (excluding the Companies),

are not to be transferred to the Purchaser or the Relevant Purchaser or any of the Companies under this Agreement except to the extent that they are owned by the Companies, or constitute Business Assets or Procured IPR. Without prejudice to the generality of the foregoing and subject to the provisions of the Transitional Services Agreement, any software that the Companies or the Business use, whether by sub-licence or otherwise, by virtue of any licence granted to any member of the PwC Network other than the Companies shall cease to be used upon Closing and any such sub-licence or other right of use shall terminate upon Closing unless and to the extent that they comprise Business Assets.

2.6	Sale and purchase of BPO Poland

2.6.1	Subject to the obtaining of all relevant third party consents and approvals, as soon as practicable following Closing, the Sellers and the Purchaser agree to use their reasonable endeavours to enter into a sale and purchase agreement for the transfer of the business process outsourcing business operated by PwC BPO Sp. z o.o. in Poland (the “Poland Business”) to a member of the Purchaser’s Group on substantially the same terms and conditions of this Agreement relevant to the Business (as applicable to the sale and purchase of that particular business) at a price to be agreed.

2.6.2	PwC BPO undertakes and confirms that, without the express prior written consent of the Purchaser, it will not and no member of the Sellers’ Group will take any steps to sell or transfer the benefit of the Poland Business:

(i)	to any person listed in Schedule 19, within the 24 month period after Closing; or

(ii)	to any other person, within the 3 month period after Closing,

provided that the restriction referred to in this Clause 2.6.2 does not prevent a sale or transfer of the benefit of the Poland Business to International Paper Company.

2.6.3	PwC BPO undertakes and confirms to the Purchaser that it will not take any steps to expand the Poland Business by renewal or extension of the term of any of its existing contracts with International Paper Company.

3	Consideration

3.1	Amount

3.1.1	The aggregate consideration for the purchase of the Group under this Agreement and the Local Transfer Documents shall be an amount equal to:

(i)	USD16,750,000 (the “Closing Amount”);

(ii)	plus the Capital Employed Adjustment (if any);

(iii)	plus or minus (as applicable) the Cash and Tax Adjustment Amount,

in each case attributable to the Shares and the Business which are the subject of Closing.

3.1.2	The consideration shall be allocated as set out in Schedule 11 (subject to the Capital Employed Adjustment and Cash and Tax Adjustment attributable to the particular Shares and/or Business) and paid by the Relevant Purchasers to the Sellers in accordance with Clause 4.3 and Clause 7.3.

3.2	VAT

The Sellers and the Purchaser, on behalf of itself and each Relevant Purchaser, agree that the consideration given under this Agreement in respect of the sale of the Business is exclusive of any VAT in respect of which the provisions of Schedule 12 shall apply. To the extent that VAT is so chargeable then the Relevant Purchasers shall, against delivery of a valid VAT invoice (or equivalent, if any), in addition to any amount expressed in the Agreement to be payable by the Relevant Purchasers, pay to the Sellers such VAT in accordance with Schedule 12.

3.3	Reduction of Consideration

3.3.1	If any payment is made by any Seller to the Purchaser or any Relevant Purchaser in respect of any claim for any breach of this Agreement or any Local Transfer Document or the Tax Indemnity or pursuant to an indemnity under any such agreement, the payment shall be deemed to reduce the consideration for the particular Shares or Business Assets (if any) to which the payment and/or claim relates under this Agreement and the consideration shall be deemed to have been reduced by the amount of such payment.

3.3.2	If:

(i)	the payment and/or claim relates to more than one Business or Company, it shall be allocated in a manner which reflects the impact of the matter to which the payment and/or claim relates, failing which it shall be allocated rateably to the relevant Business or Company by reference to the proportions in which the consideration is allocated in accordance with Clause 3.1.2; or

(ii)	the payment and/or claim relates to no particular category of Business or Company, it shall be allocated rateably to the Business and each Company by reference to the proportions in which the consideration is allocated in accordance with Clause 3.1.2,

and in each case the consideration shall be deemed to have been reduced by the amount of such payment.

4	Closing

4.1	Date and Place

Closing shall take place at 12.00 noon (London time) at the locations set out in Part 1 of Schedule 6 on the date of this Agreement or at such other location, time or date as may be agreed between the Purchaser and PwC BPO. Delivery of documents or evidence to be produced at Closing shall take place at such locations as may be practicable in relation to that particular document or evidence.

4.2	Closing Events

On Closing, the parties shall comply with their respective obligations specified in Part 2 of Schedule 6 in relation to the Companies and the Business which are the subject of Closing. PwC BPO may waive some or all of the obligations of the Purchaser or the Relevant Purchasers as set out in Schedule 6 and the Purchaser may waive some or all of the obligations of the Sellers as set out in Schedule 6.

4.3	Payment on Closing

On Closing, the Purchaser shall procure that the Relevant Purchasers, each within their own jurisdictions, shall pay:

4.3.1	USD11,250,000 to PwC BPO;

4.3.2	USD4,500,000 to PwC BPO UK; and

4.3.3	USD1,000,000 to PwC UK.

Each of PwC BPO, PwC BPO UK and PwC UK confirm that they are entitled to receive the sums referred to above and to give a good receipt therefor.

5	The Relevant Employees

5.1	Transfer Regulations

The parties acknowledge and accept that this Agreement and the sale of the Business to be effected by it are governed by the Transfer Regulations and the following provisions shall apply in connection therewith:

5.1.1	the contract of employment of each of the Relevant Employees currently with PwCR or PW (save insofar as such contract relates to any occupational pension scheme) shall have effect from Closing as if originally made between the Relevant Employee and the Business Purchaser;

5.1.2	PwCR and PW shall be responsible in respect of the period prior to Closing for all wages, shares, emoluments and other amounts due and Taxation payable in respect of the Relevant Employees and will discharge all such obligations in respect of the Relevant Employees and PwC BPO shall indemnify the Business Purchaser and keep the Business Purchaser indemnified against any Employment Losses incurred as a result of PwCR’s or PW’s failure to discharge such obligations;

5.1.3	the Business Purchaser shall be responsible in respect of the period on and after Closing for all wages, shares, emoluments and other amounts due and Taxation payable in respect of the Relevant Employees and will discharge all such obligations in respect of the Relevant Employees and shall indemnify PwCR and PW and keep PwCR and PW indemnified against any Employment Losses incurred as a result of the Business Purchaser’s failure to discharge such obligations;

5.1.4	PwC BPO shall indemnify the Business Purchaser and keep the Business Purchaser indemnified against all Employment Losses:

(i)	which relate to or arise out of the employment (including for the avoidance of doubt the termination thereof) of the Relevant Employees prior to Closing;

(ii)	in respect of any breach of Regulation 10 of the Transfer Regulations by PwCR or PW in respect of the Relevant Employees (except to the extent such breach is attributable to a breach by the Business Purchaser of its obligations under Clause 5.1.7); and;

(iii)	which relate to or arise out of any act or omission by PwCR or PW or any event, matter or any other occurrence in either case having its origin prior to Closing and which the Business Purchaser incurs in relation to any contract of employment or collective agreement concerning one or more of the Relevant Employees or pursuant to the Transfer Regulations and this Agreement.

5.1.5	PwC BPO shall indemnify the Business Purchaser and keep the Business Purchaser indemnified against all Employment Losses which relate to or arise out of any dismissal by PwCR or PW of any employee (not being a Relevant Employee) and which the Business Purchaser may incur pursuant to the Transfer Regulations;

5.1.6	PwCR, PW and PwC BPO UK shall not take any steps before Closing to terminate the contracts of employment of or collective agreements concerning the Relevant Employees; and

5.1.7	in accordance with its obligations under the Transfer Regulations, the Business Purchaser shall provide PwCR and PW in writing with such information and at such time as will enable PwCR or PW to carry out its duties under Regulations 10(2)(d) and 10(6) of the Transfer Regulations concerning measures envisaged by the Business Purchaser in relation to the Relevant Employees.

5.2	Definitions

For the purposes of this Clause 5 the terms “contract of employment”, “collective agreement” and “trade union” shall have the same meanings respectively as in the Transfer Regulations.

5.3	Indemnity

5.3.1	The Purchaser will indemnify PwCR and PW and keep PwCR and PW indemnified against:

(i)	any Employment Losses (1) which relate to or arise out of the employment (including for the avoidance of doubt the termination thereof) of the Relevant

Employees on or after Closing and (2) which relate to or arise out of any act or omission by the Business Purchaser or any event, matter or any other occurrence in either case having its origin on or after Closing and which PwCR or PW incurs in relation to any contract of employment or collective agreement of one or more of the Relevant Employees pursuant to the Transfer Regulations; and

(ii)	any Employment Losses which PwCR or PW incurs by virtue of Regulation 5(5) of the Transfer Regulations and/or Article 4(2) of Council Directive 2001/23/EC and which arise out of any act or omission by the Business Purchaser.

For the avoidance of doubt PwCR or PW will be responsible for and PwC BPO will indemnify and keep the Business Purchaser indemnified against all accrued holiday pay entitlements and accrued holiday entitlements of the Relevant Employees prior to Closing.

5.3.2	If the contract of employment of any person who is not a Relevant Employee is found to have effect after Closing as if originally made with the Business Purchaser as a consequence of this Agreement,:

(i)	on either PwCR or PW (as applicable) or the Business Purchaser becoming aware that the Transfer Regulations have applied, it shall inform the other party as soon as reasonably practicable of that fact;

(ii)	PwCR or PW (as applicable) agrees that it will, within 7 Business Days of being so requested by the Business Purchaser (and being supplied with all such information necessary to do so) make to that person an offer in writing to employ him under a new contract of employment to take effect upon the termination referred to below;

(iii)	the offer will be in writing and will be open for acceptance for a period which is not less than 10 Business Days; and

(iv)	the offer to be made will be such that none of the terms and conditions of the new contract will differ from the corresponding provision of that person’s employment contract immediately before Closing, and upon that offer being made (or at any time after the expiry of the 7 Business Days if the offer is not made as requested), the Business Purchaser shall terminate the employment of the person concerned and PwC BPO will indemnify the Business Purchaser and keep the Business Purchaser indemnified against any and all losses, liabilities, claims and costs which the Business Purchaser may incur arising out of or as a consequence of the employment of such person after Closing and/or the termination of his employment by the Business Purchaser.

5.3.3	If the contract of employment of any Relevant Employee is found not to have been transferred to the Business Purchaser as a result of the Transfer Regulations:

(i)	on either PwCR or PW or the Business Purchaser becoming aware that the Transfer Regulations have not applied, it shall inform the other party, as soon as reasonably practicable, of that fact;

(ii)	within 7 Business Days of being so requested by PwCR or PW (as applicable) (and being supplied with all such information necessary to do so), the Business Purchaser will offer employment to any such Relevant Employee on the same terms and conditions (save insofar as those terms and conditions relate to an occupational pension scheme or are varied in accordance with Clauses 6.1 and 6.2) as they enjoyed immediately prior to Closing;

(iii)	this offer will be in writing and will be open for acceptance by any such Relevant Employee for a period which is not less than 10 Business Days; and

(iv)	if the Business Purchaser fails to make the offer within this time period or any Relevant Employee declines or does not take up the offer (a “Non-Transferring Employee”), PwCR or PW (as applicable) shall terminate the employment of such Non-Transferring Employee and the Purchaser will indemnify PwCR or PW and keep PwCR or PW indemnified against any and all losses, liabilities, claims and costs which PwCR or PW may incur arising out of or as a consequence of the Transfer Regulations not applying and the dismissal of such Non-Transferring Employee and such a person will not be treated as a Relevant Employee for the purposes of this Agreement or any other agreement between the parties to this Agreement.

6	Pensions

6.1	Purchaser’s schemes

6.1.1	Before (or, if for a reason outside the Purchaser’s control this is not practicable, as soon as possible after) the agreement for the payment of pension contributions under the Transitional Services Agreement comes to an end (the “Termination Date”), the Purchaser shall offer all Relevant Employees the opportunity to join the Exult GPPP.

6.1.2	The Purchaser will ensure that (subject to any and all powers it has to change the terms on which the Relevant Employees are employed (including by agreement)):

(i)	in respect of those Relevant Employees who were members of the PricewaterhouseCoopers GPPP immediately before the Termination Date, employer contributions (including matching contributions) will be made by the Purchaser’s Group with effect from the Termination Date (while the Relevant Employees remain in the employment of the Purchaser’s Group, and only in respect of those Relevant Employees who do in fact join the Exult GPPP) to the Exult GPPP at the rates currently applicable to each Relevant Employee as set out in section 3.1 of the Pensions section of the Choices Manual disclosed to the Purchaser. For the avoidance of doubt (but still subject to the power mentioned above to change these terms) matching contributions will increase in relation to the Relevant Employee’s age as set out in the Choices Manual; and

(ii)	subject to Clause 6.1.2(iii) below, in respect of those Relevant Employees who were not members of the PricewaterhouseCoopers GPPP immediately before the Termination Date, employer contributions will be made by the Purchaser’s Group with effect from the Termination Date (while the Relevant Employees remain in the employment of the Purchaser’s Group, and only in respect of those Relevant Employees who do in fact join the Exult GPPP) to the Exult GPPP at the rates set out below:

(a)	8% of Pensionable Salary for Relevant Employees aged between 20 and 35 inclusive;

(b)	9% of Pensionable Salary for Relevant Employees aged between 36 and 50 inclusive;

(c)	10% of Pensionable Salary for Relevant Employees aged 51 and over.

For the purpose of this Clause 6.1.2(ii) “Pensionable Salary” shall have the meaning it has under the Exult GPPP; and

(iii)	in respect of any Relevant Employee who was not a member of the PricewaterhouseCoopers GPPP immediately before Closing who wishes to join (and makes an application to join) the Exult GPPP before the Termination Date, employer contributions will be made by the Purchaser’s Group to the Exult GPPP at the rates set out in Clause 6.1.2(ii) above. Such contributions will be made with effect from the date the Relevant Employee is admitted to the Exult GPPP (which will be arranged in accordance with the normal procedures for admissions to that plan), and while such Relevant Employee remains in the employment of the Purchaser’s Group.

6.2	Life Assurance

The Purchaser shall ensure that (subject to any and all powers it has to change the terms on which the Relevant Employees are employed (including by agreement)), from Closing, lump sum death in service benefits will be provided for all Relevant Employees (while they remain in employment with the Purchaser’s Group) which are broadly comparable and no less valuable overall to those lump sum death in service benefits summarised in the Life Assurance section of the Choices Manual, and detailed in the rules of the PwC Pension Fund (dated 16 August 2002 as amended by the deeds dated 30 December 2002 and 31 March 2003) disclosed to the Purchaser.

6.3	Indemnities

6.3.1	Subject to Clauses 6.3.2 and 6.3.3 below, the Purchaser undertakes to indemnify and keep indemnified the Sellers against all liabilities, losses, costs or expenses suffered or incurred by the Sellers in relation to any claims brought by any Relevant Employee as a result of the Purchaser failing to procure the provision of sufficient spouse’s and children’s pensions on death in service, whether any such claim is brought on the basis of constructive dismissal, breach of contract or otherwise.

6.3.2	The Sellers:

(i)	must, upon becoming aware of any claim or any threat of a claim to which Clause 6.3.1 relates, give notice to the Purchaser as soon as is reasonably practicable, together with all information in their possession which is relevant to such claim, and the Sellers must give the Purchaser in a timely manner all reasonable facilities and information to investigate any matter covered by the indemnity in Clause 6.3.1;

(ii)	must not respond in any way (save as directed or allowed by the Purchaser or as required by law) to a claim to which Clause 6.3.1 relates, other than acknowledging receipt of the claim, and in particular (but without prejudice to the generality of this condition) must not admit, pay or compromise any claim (save as so directed, allowed or required);

(iii)	shall use their best endeavours to give the Purchaser all such assistance as it may reasonably request in relation to the matters referred to in this Clause 6.3 and shall be indemnified by the Purchaser as to all costs and expenses which they may reasonably incur in so doing.

6.3.3	The Purchaser shall be entitled in its absolute discretion to, and at its own cost and expense:

(i)	participate in or have the conduct of all proceedings of whatsoever nature arising out of or in connection with any claim or matter to which Clause 6.3.1 relates, in the name of the Sellers, in order to mitigate its liability under Clause 6.3.1;

(ii)	take such action as it shall think appropriate to avoid, resist, appeal or compromise any claim to which Clause 6.3.1 relates including (without limitation) defending the claim or making a counterclaim or another claim against any third party in the name of and on behalf of the Sellers, and having the conduct of any related proceedings, negotiations or appeals; and

(iii)	plead any indemnity, defence or excuse available to the Sellers available by law or at the court’s discretion.

6.4	Dutch Pensions Arrangements

If, after Closing, PwC BPO (Netherlands) BV is found not to be a party to the insurance for the Dutch pension arrangements (disclosed in the Disclosure Letter) operated by or on behalf of PwC BPO (Netherlands) BV or its predecessor PwC Shared Services Center (Netherlands) BV (currently names IBM BTO Consulting Services BV), the Sellers and the Purchaser shall use all reasonable endeavours to ensure this insurance can be transferred to PwC BPO (Netherlands) BV.

7	Post-Closing Adjustments

7.1	Capital Employed Statement

PwC BPO shall procure that as soon as practicable following Closing there shall be drawn up a draft of the Capital Employed Statement (the “Draft Capital Employed Statement”) in accordance with Part 1 of Schedule 7 in relation to the Companies (setting out the Capital Employed of the Companies) and the Business (setting out the capital employed in respect of the Business Assets) on an aggregated basis.

7.2	Determination of Capital Employed Statement

7.2.1	The Draft Capital Employed Statement as agreed or determined pursuant to paragraph 3 of Part 1 of Schedule 7:

(i)	shall constitute the Capital Employed Statement in relation to the Group for the purposes of this Agreement; and

(ii)	shall be final and binding on the parties.

7.2.2	The Actual Capital Employed and the Cash and Tax Adjustment Amount shall be derived from the Capital Employed Statement.

7.3	Adjustment to Consideration

7.3.1	If the Actual Capital Employed is less than the Target Capital Employed by an amount greater than or equal to USD200,000, PwC BPO shall repay to the Purchaser on a dollar for dollar basis an amount equal to the amount by which the deficit of Actual Capital Employed below Target Capital Employed exceeds USD200,000 (the “Deficit Amount”), plus interest from Closing to the date of actual payment on the amount of the Deficit Amount at a rate per annum of 1.5 per cent above the one week US dollar LIBOR rate from time to time of ING Bank, Amsterdam, as a reduction in the Purchase Price.

7.3.2	If the Actual Capital Employed is greater than the Target Capital Employed by an amount greater than or equal to USD200,000, the Purchaser shall pay to PwC BPO on a dollar for dollar basis an amount equal to the amount by which the excess of Actual Capital Employed above Target Capital Employed exceeds USD200,000 (the “Excess Amount”), plus interest from Closing to the date of actual payment on the amount of the Excess Amount at a rate per annum of 1.5 per cent above the one week US dollar LIBOR rate from time to time of ING Bank, Amsterdam, as an increase in the Purchase Price.

7.3.3	For the avoidance of doubt, no Capital Employed Adjustment will be made to the Purchase Price if the difference between the Target Capital Employed and the Actual Capital Employed is less than USD200,000.

7.3.4	If the Cash and Tax Adjustment Amount is a positive amount the Purchaser shall pay to PwC BPO an amount equal to the Cash and Tax Adjustment Amount, plus interest from Closing to the date of actual payment on the Cash and Tax Adjustment Amount at a rate per annum of 1.5 per cent above the one week US dollar LIBOR rate from time to time of ING Bank, Amsterdam, as an increase in the Purchase Price.

7.3.5	If the Cash and Tax Adjustment Amount is a negative amount PwC BPO shall pay to the Purchaser an amount equal to the Cash and Tax Adjustment Amount, plus interest from Closing to the date of actual payment on the Cash and Tax Adjustment Amount at a rate per annum of 1.5 per cent above the one week US dollar LIBOR rate from time to time of ING Bank, Amsterdam, as a reduction in the Purchase Price.

7.3.6	Any payments pursuant to this Clause 7.3 shall be made or procured to be made on or before 10 Business Days after the date on which the process described in paragraph 3 of Part 1 of Schedule 7 for the agreement and determination of the Capital Employed Statement is complete.

8	Post-Closing Obligations

8.1	Indemnities

8.1.1	Indemnity by Purchaser against Assumed Liabilities

The Purchaser shall, or shall procure that the Business Purchaser shall, indemnify and keep indemnified the Business Seller against all Assumed Liabilities.

8.1.2	Indemnity by PwC BPO against Excepted Liabilities

PwC BPO shall indemnify and keep indemnified the Purchaser and any member of the Purchaser’s Group against:

(i)	all Excluded Liabilities;

(ii)	in relation to the sale of the Shares, any liabilities incurred by any Company, the Purchaser or any Relevant Purchaser in relation to the Restructuring Events;

(iii)	in relation to the sale of the Shares, any liabilities incurred by any Company, the Purchaser or any Relevant Purchaser in connection with the conduct of and/or termination of the Nortel Agreement;

(iv)	the Key Contract Liabilities;

(v)	the BPO/Algar Project Liability;

(vi)	any retention bonus payments paid or due to employees of the Companies or any Relevant Employees;

(vii)	the Brazil Building Registration;

(viii)	the Brazil Employee Liability; and

(ix)	the PwC Interfirm Liabilities,

together, the “Excepted Liabilities”.

8.2	Conduct of Claims

8.2.1	Assumed Liabilities etc.

(i)	If any Seller or member of the Sellers’ Group becomes aware after Closing of any claim which constitutes or may constitute an Assumed Liability and which could give rise to a liability for a member of the Purchaser’s Group in respect of which the Seller or any member of the Sellers’ Group is entitled to be indemnified by the Purchaser under this Clause 8, PwC BPO shall as soon as reasonably practicable (but in any event, so far as may be possible, within such period as will afford the Purchaser reasonable opportunity of requiring the relevant member of the Sellers’ Group to lodge a timely appeal) give written notice thereof to the Purchaser and shall not admit, compromise, settle, discharge or otherwise deal with such claim without the prior agreement of the Purchaser (such agreement not to be unreasonably withheld or delayed).

(ii)	The Sellers shall, and shall procure that the relevant members of the Sellers’ Group shall, take such action as the Purchaser may reasonably request to avoid, dispute, resist, appeal, compromise, defend or mitigate any claim which constitutes or may constitute an Assumed Liability subject to the Sellers being indemnified and secured to their reasonable satisfaction by the Purchaser against all Losses which may thereby be incurred. In connection therewith the Sellers shall make or procure to be made available to the Purchaser or the Relevant Purchasers or their duly authorised agents on reasonable notice during normal business hours all relevant books of account, records and correspondence relating to the Business which have been retained by the Sellers (and shall permit the Purchaser or the Relevant Purchasers to take copies thereof) for the purposes of enabling the Purchaser or the Relevant Purchasers to ascertain or extract any information relevant to the claim.

8.2.2	Excluded Liabilities etc.

(i)	If the Purchaser or any Relevant Purchaser becomes aware after Closing of any claim which constitutes or may constitute an Excepted Liability and which could give rise to a liability for a member of the Purchaser’s Group in respect of which the Purchaser is entitled to be indemnified by a Seller under this Clause 8, the Purchaser shall, or procure that the Relevant Purchaser shall, as soon as reasonably practicable (but in any event, so far as may be possible, within such period as will afford that Seller reasonable opportunity of requiring the Purchaser or the Relevant Purchaser to lodge a timely appeal) give written notice thereof to that Seller and shall not admit, compromise, settle, discharge or otherwise deal with such claim without the prior agreement of that Seller (such agreement not to be unreasonably withheld or delayed).

(ii)	The Purchaser shall, and shall procure that the Relevant Purchasers shall, take such action as the Sellers may reasonably request to avoid, dispute, resist, appeal, compromise, defend or mitigate any claim which constitutes or may constitute an Excepted Liability subject to the Purchaser and the Relevant Purchasers being indemnified and secured to their reasonable satisfaction by the Sellers against all Losses which may thereby be incurred. In connection therewith the Purchaser and the Relevant Purchasers shall make or procure to be made available to the Sellers or their duly authorised agents on reasonable notice during normal business hours all relevant books of account, records and correspondence relating to the Business which are in the possession of the Purchaser and the Relevant Purchasers (and shall permit the Sellers to take copies thereof) for the purposes of enabling the Sellers to ascertain or extract any information relevant to the claim.

8.3	Correspondence

The Sellers authorise the Purchaser and each Relevant Purchaser to open any correspondence relating to the Companies or the Business received by any Relevant Purchaser at any of the Properties and addressed to any Seller, and any such correspondence received by the Purchaser or the Relevant Purchaser on or after Closing not relating to the Business or Companies will as soon as practicable be returned or passed to one of the Sellers.

8.4	Goodwill

The Sellers acknowledge that the Goodwill, and PwC UK acknowledges that the Central Goodwill, is transferred to, and to be enjoyed by, the Business Purchaser under this Agreement.

8.5	Transfer of Shares and Business

Following Closing, the Sellers shall and the Purchaser shall, and shall procure that the Relevant Purchasers shall, do all such things and take such steps necessary to register or file the resignations of the persons referred to in paragraph 3.1.1 of Part 2 of Schedule 6 with the requisite authorities as may be required by local law to give effect to them.

9	Warranties

9.1	The Sellers’ Warranties

9.1.1	The Warrantor warrants to the Purchaser that the statements set out in Schedule 8 are true and accurate and not misleading as of the date of this Agreement.

9.1.2	The only Sellers’ Warranties given:

(i)	in respect of the Properties are those contained in paragraphs 2, 3.1 to 3.6 (inclusive), 7 and 8 of Schedule 8 and each of the other Sellers’ Warranties shall be deemed not to be given in respect of the Properties;

(ii)	in respect of Intellectual Property are those contained in paragraphs 2, 4.1, 4.2, 7 and 8 of Schedule 8 and each of the other Sellers’ Warranties shall be deemed not to be given in respect of Intellectual Property; and

(iii)	in respect of employment or pension matters are those contained in paragraphs 2, 6, 7 and 8 of Schedule 8 and each of the other Sellers’ Warranties shall be deemed not to be given in respect of such matters.

9.1.3	The Warrantor acknowledges that the Purchaser has entered into this Agreement in reliance upon the Sellers’ Warranties.

9.1.4	Any Sellers’ Warranty qualified by the expression “so far as the Sellers are aware” or any similar expression shall, unless otherwise stated, be deemed to refer to the knowledge of any of Richard Smith (Global Chief Operating Officer, PwC BPO), Sandra Honess (General Counsel, PwC BPO) or Mike Vincent (Chief Financial Officer, PwC BPO), and those expressions shall be deemed to include an additional statement that such individuals have made reasonable enquiry in relation to the subject matter of the Sellers’ Warranty, including, in relation to the Sellers’ Warranties in paragraph 6.5 of Schedule 8, reasonable enquiries of the PwC Pensions Group.

9.1.5	Save in the case of fraud, the Warrantor undertakes on behalf of itself and each member of the Sellers’ Group not to exercise against any of the employees of any of the Companies or any Relevant Employees any right of counterclaim or set-off or any other claim or right which it may have in respect of any misrepresentation, inaccuracy or omission in or from any information or advice supplied or given by any of them for the purpose of assisting the Warrantor to give any of the Sellers’ Warranties and/or to prepare the Disclosure Letter, provided always that no liability shall as a result be alleged against or accrue to the Purchaser or any member of the Purchaser’s Group.

9.1.6	Each of the Sellers’ Warranties will be construed separately and independently and save where expressly provided to the contrary will not be limited or restricted by reference to or inference from any other provision of this Agreement or any of the other warranties to the extent that the Purchaser will have a separate claim in respect of every breach of every warranty except that the Purchaser will not be able to recover twice for the same loss.

9.1.7	Any information supplied by or on behalf of one of the Companies or Business to the Warrantor and/or its directors, employees, agents, accountants, lawyers or professional advisers in connection with this Agreement, the Local Transfer Documents, the Tax Indemnity and the Disclosure Letter shall not constitute a representation or warranty or guarantee as to the accuracy of such information by the Companies or Business or any person on their behalf. The Warrantor waives the benefit of all rights (if any) which it may have against any of the Companies or Business and, save in the case of fraud, all persons acting on their behalf from all and any liabilities which it or they might otherwise have had in respect of the provision of such information in enabling the Warrantor to agree to any term of this Agreement or the Tax Indemnity or any statement set out in the Disclosure Letter and the Warrantor undertakes not to make any claim in respect thereof, provided always that no liability shall as a result be alleged against or accrue to the Purchaser or any member of the Purchaser’s Group.

9.1.8	Subject to the limitations and the terms set out in Clause 10, the Warrantor on its own behalf and on behalf of each member of the Sellers’ Group agrees that if there is a breach of any of the Sellers’ Warranties set out in paragraphs 6.1.2, 6.2, 11.4, 11.5, 14.1.2, 15.1.1, 15.1.2 and 16 of Schedule 8 then, without prejudice to the right of the Purchaser to claim damages on any other basis in accordance with this Agreement, the Warrantor shall pay to the Purchaser on an after Tax basis:

(i)	the amount necessary to put the Purchaser and/or the Companies in the position it would have been in if such Sellers’ Warranty had been true and accurate and not misleading; and

(ii)	all costs and reasonable expenses incurred by the Purchaser as a result of the Sellers’ Warranty not being true and accurate and not misleading,

taking into account any amount of Tax actually saved by the Purchaser or any one or more of the Companies as a direct or indirect result thereof.

9.2	Sellers’ Disclosures

9.2.1	Subject to Clause 9.2.2, the Sellers’ Warranties are subject to the following matters:

(i)	any matter which is fairly disclosed in this Agreement or in the Disclosure Letter;

(ii)	all matters which are fairly disclosed by the searches listed in Schedule 20, copies of which are attached to the Disclosure Letter:

(iii)	all matters fairly disclosed in the statutory books of each Company as at the date of this Agreement.

9.2.2	References in the Disclosure Letter to paragraph numbers shall be to the paragraphs in Schedule 8 to which the disclosure is most likely to relate. Subject as provided below, such references are given for convenience only and shall not limit the effect of any of the disclosures, all of which are made against the Sellers’ Warranties as a whole. Notwithstanding any other provision of this Agreement or the Disclosure Letter, the only disclosures in relation to:

(i)	paragraphs 2.1 of Schedule 8 are those set out in paragraphs 2.1 to 2.1.3 (inclusive) of the specific disclosures set out in the Disclosure Letter;

(ii)	paragraphs 3.1 to 3.6 of Schedule 8 are those set out in paragraphs 3 to 3.6.5 (inclusive) of the specific disclosures set out in the Disclosure Letter;

(iii)	paragraphs 4.1 and 4.2 of Schedule 8 are those set out in paragraph 4 to 4.1.3 (inclusive) of the specific disclosures set out in the Disclosure Letter; and

(iv)	paragraph 6 of Schedule 8 are those set out in paragraph 6 to 6.5.8 (inclusive) of the specific disclosures set out in the Disclosure Letter.

9.3	The Purchasers’ Warranties

The Purchaser warrants to the Sellers that the statements set out in Schedule 9 are true and accurate and not misleading.

10	Limitation of Liability

10.1	Time Limitation for Claims

No Seller shall be liable for breach of any Sellers’ Warranty or the Tax Indemnity in respect of any claim unless a notice of the claim is given by the Purchaser to PwC BPO specifying the matters set out in Clause 11.1:

10.1.1	in the case of any claim under paragraph 10 of Schedule 8 (tax warranties) or under the Tax Indemnity, within 7 years following Closing; and

10.1.2	in the case of any other claim, within 18 months following Closing.

10.2	Minimum Claims

10.2.1	Subject to Clauses 10.2.2 and 10.3, no Seller shall be liable for breach of any Sellers’ Warranty (other than paragraph 15.1.1 of Schedule 8 or under the Title Warranties) in respect of any individual claim (or a series of claims arising from substantially identical facts or circumstances) where the liability agreed or determined (disregarding the provisions of this Clause 10.2.1) in respect of any such claim or series of claims does not exceed USD50,000. This Clause 10.2.1 shall not apply to limit the liability of the Sellers for breach of the Sellers’ Warranty in paragraph 10.26 of Schedule 8 to the Agreement.

10.2.2	In the circumstances where the Seller becomes liable in respect of any claim as a result of the Threshold having been reached for the purposes of Clause 10.3 then the Seller shall be liable for breach of any Sellers’ Warranty in respect of any individual claim (or a series of claims arising from substantially identical facts or circumstances) which relates to an action by any Relevant Employees or employees of the Companies where the liability agreed or determined (disregarding the provisions of this Clause 10.2.2) in respect of any such claim does exceed USD5,000.

10.3	Aggregate Minimum Claims

No Seller shall be liable for breach of any Sellers’ Warranty (other than paragraph 15.1.1 of Schedule 8 or under the Title Warranties) in respect of any claim unless the aggregate amount of all such claims for which the Sellers would otherwise be liable for breach of any Sellers’ Warranty (other than paragraph 15.1.1 of Schedule 8) (disregarding the provisions of this Clause 10.3) exceeds USD250,000 (the “Threshold”) whereupon (subject to Clause 10.2) the Warrantor shall be liable for all such claims and not only those in respect of the excess.

10.4	Maximum Liability

The aggregate liability of the Sellers in respect of all breaches of this Agreement and any Local Transfer Document and the Tax Indemnity shall not exceed the sum of:

10.4.1	100% of the Purchase Price; and

10.4.2	the aggregate amounts recovered by the Sellers or any member of the Sellers’ Group which is so liable from any third party under Clauses 10.9.2, 10.9.3 and 11.5.

10.5	Provisions

No Seller shall be liable for breach of any Sellers’ Warranty in respect of any claim if and to the extent that proper and specific allowance, provisions or reserve is made in the Capital Employed Statement for the matter giving rise to the claim.

10.6	Matters Arising Subsequent to this Agreement

No Seller shall be liable for breach of any Sellers’ Warranty in respect of any matter, act, omission or circumstance (or any combination thereof), including the aggravation of a matter or circumstance and any Losses arising therefrom, to the extent that the same would not have occurred but for:

10.6.1	Agreed matters

any matter or thing done or omitted to be done after Closing pursuant to and in compliance with this Agreement or any Local Transfer Document or otherwise at the request in writing or with the approval in writing of any Relevant Purchaser;

10.6.2	Acts of Relevant Purchasers

any act, omission or transaction of any Relevant Purchaser or any member of the Purchaser’s Group or a person or persons controlling the Purchaser after Closing or any of the Companies, or their respective directors, officers, employees or agents or successors in title, after Closing otherwise than pursuant to a legally binding obligation of any of the Companies or the Business Seller (in relation to the Business) incurred prior to Closing;

10.6.3	Changes in legislation

(i)	the passing of, or any change in, after Closing, any law (including subordinate legislation), rule, regulation or administrative practice of any government, governmental department, agency or regulatory body including (without prejudice to the generality of the foregoing) any change in the rates of Taxation or any imposition of Taxation or any withdrawal of relief from Taxation not actually (or prospectively) in effect at the date of this Agreement; or

(ii)	any change after Closing of any generally accepted interpretation or application of any legislation;

10.6.4	Accounting and Taxation Policies

any change in accounting or Taxation policy, bases or practice of any Relevant Purchaser or any of the Companies introduced by legislation or other regulation after Closing or having effect after Closing.

10.7	Insurance

No Seller shall be liable for breach of any Sellers’ Warranty in respect of any claim to the extent that the Losses in respect of which such claim is made are recovered and paid to the Purchaser or Relevant Purchaser under a policy of insurance (existing prior to Closing) or would have been covered if such policy of insurance had been maintained beyond Closing.

10.8	Mitigation of Losses

The Purchaser shall procure that all reasonable steps are taken and all reasonable assistance is given by each Relevant Purchaser to avoid or mitigate any Losses which in the absence of mitigation might give rise to a liability in respect of any claim for breach of any Sellers’ Warranty provided that neither the Purchaser nor any Relevant Purchaser shall be obliged to take any action to wind up or rely on the limited liability status of any company.

10.9	Relevant Purchaser’s Right to Recover

10.9.1	Recovery for Actual Liabilities

No Seller shall be liable for breach of the Sellers’ Warranties unless and until the liability in respect of which the claim is made has become due and payable.

10.9.2	Prior to Recovery from the Sellers etc.

If, before the Warrantor pays an amount in discharge of any claim for breach of any Sellers’ Warranty, in respect of any claim by the Purchaser, any Relevant Purchaser or any Company recovers or is entitled to recover (whether by payment, discount, credit, relief, insurance (excluding under any policy of insurance taken out after Closing or continued by the Purchaser’s Group after Closing) or otherwise) from a third party a sum which indemnifies or compensates any Relevant Purchaser or Company (in whole or in part) in respect of the loss or liability which is the subject matter of the claim, the Relevant Purchaser shall procure that all reasonable steps are taken to enforce such recovery and any actual recovery (less any reasonable costs incurred in obtaining such recovery) shall reduce or satisfy, as the case may be, such claim to the extent of such recovery. The prospect or process of such recovery shall not however delay, limit or relieve the Warrantor of any obligation which it would otherwise have to make a payment as and when such payment would otherwise have been due.

10.9.3	Following Recovery from the Sellers etc.

If the Warrantor has paid an amount in discharge of any claim for breach of any Sellers’ Warranty and any Relevant Purchaser or any Company is entitled to recover (whether by payment, discount, credit, relief, insurance (excluding under any policy of insurance taken out after Closing or continued by the Purchaser’s Group after Closing) or otherwise) from a third party a sum which indemnifies or compensates the Relevant Purchaser or Company (in whole or in part) in respect of the loss or liability which is the subject matter of the claim, the Relevant Purchaser shall, provided always that the Warrantor shall indemnify the Relevant Purchaser for all costs and expenses reasonably incurred by that Relevant Purchaser and provided always that no Relevant Purchaser shall be obliged to take any action to wind up or rely on the limited liability status of any member of the Purchaser’s Group, procure that all steps are taken as the Warrantor may reasonably require to enforce such recovery and shall, or shall procure that the Relevant Purchaser or Company shall, pay to the Warrantor as soon as practicable after receipt an amount equal to (i) any sum recovered from the third party less any costs and expenses incurred in obtaining such recovery less any Taxation attributable to the recovery after taking account of any tax relief available in respect of any matter giving rise to the claim or if less (ii) the amount previously paid by the Warrantor to the Relevant Purchaser less any Taxation attributable to it.

10.10	Double Claims

No Relevant Purchaser shall be entitled to recover from any Seller under this Agreement or any Local Transfer Document or the Tax Indemnity more than once in respect of the same Losses suffered and, without prejudice to the generality of the foregoing, no Seller shall be liable in respect of:

10.10.1	any breach of the Agreement or any Local Transfer Document if and to the extent that the Losses resulting from or connected with such breach are or have been included in a claim under the Tax Indemnity which has been satisfied; or

10.10.2	a claim under the Tax Indemnity if and to the extent that the Losses in respect of which such claim was made are or have been included in a claim for breach of the Agreement or any Local Transfer Document which has been satisfied.

10.11	Fraud

None of the limitations contained in this Clause 10 shall apply to any claim which arises or is increased, or to the extent to which it arises or is increased, as the consequence of, or which is delayed as a result of, fraud by any Seller or, up until Closing, by any Company or any of their respective directors, officers, employees or agents.

10.12	Tax Indemnity

In addition to the other limitations contained in this Agreement, no Seller shall be liable for breach of any of the Sellers’ Warranties in paragraph 10 of Schedule 8 to this Agreement to the extent that:

10.12.1	the Taxation was discharged prior to Closing at no cost to the relevant Company;

10.12.2	any Relief which is available to mitigate or relieve the Taxation where such Relief arises as a consequence of or by reference to any Event which occurred on or before Closing or in respect of a period ending on or before Closing, but which is neither:

(i)	taken into account as an asset of the Company in preparing the Tax Provision nor in computing (and so reducing) the Tax Provision (or where there would have been a Tax Provision but for the presumed availability of such Relief); nor

(ii)	set off or refunded as an Understated Relief, an Understated Refund or a Saving under Clause 10 of the Tax Indemnity;

10.12.3	the Taxation would not have arisen but for or has been increased by a failure or omission by any Company or the Purchaser to make any claim, election, surrender or disclaimer or give notice or consent or do any other thing after Closing the making, giving or doing of which was taken into account or assumed in computing the Tax Provision and fairly disclosed in writing to the Purchaser prior to Closing; or

10.12.4	the Taxation arises or is increased as a reasonably foreseeable result of the failure on the part of the Purchaser to comply with the terms of Clause 6 of the Tax Indemnity.

10.13	Purchaser Remedies

Following Closing, the sole remedy of the Purchaser and the Relevant Purchasers for any breach of this Agreement, including a breach of any of the Sellers’ Warranties, shall, except as expressly provided otherwise, be damages and the Purchaser and the Relevant Purchasers shall not be entitled to rescind this Agreement.

10.14	Further Limitation on Liability

10.14.1	No claim shall be made by the Purchaser or the Relevant Purchasers against the Sellers except when and to the extent that such warranty, representation, indemnity, covenant or undertaking is expressly contained or referred to in any of the Transaction Documents.

10.14.2	In addition to the other limitations contained in this Agreement, the Sellers shall not, within the 7 year time limit for claims set out in Clause 10.1, be liable for any claim or claims under the Sellers’ Warranties in paragraph 10 of Schedule 8 to this Agreement in respect of a Liability to Taxation which is or may be assessed on a Company unless written particulars thereof giving reasonable details of the specific matters in respect of which any such claim is made shall have been given to PwC BPO no later than six months after the end of any period within which a Tax Authority or other person is entitled to issue, make or give a Tax Assessment relating to the liability giving rise to the claim in question.

11	Claims

11.1	Notification of Potential Claims

11.1.1	If the Purchaser or the Sellers become aware of any matter or circumstance that may give rise to a claim against the other under this Agreement or any Local Transfer Document, the relevant party shall as soon as reasonably practicable give a notice in writing to the other setting out such information as is available to it as is reasonably necessary to enable the other party to assess the merits of the claim, to act to preserve evidence and to make such provision as it may consider necessary.

11.1.2	For the avoidance of doubt, this Clause 11 applies only to any claims under this Agreement or any Local Transfer Document other than those claims that are otherwise specifically dealt with or governed by any other provisions of this Agreement or Local Transfer Document.

11.2	Contingent Liabilities

No party shall be liable under this Agreement or any Local Transfer Document in respect of any liability which is contingent unless and until such contingent liability becomes an actual liability and is due and payable, provided that where the liability is notified, in the case of a claim by the Purchaser to the Seller or, in the case of a claim by a Seller, to the Purchaser, within the relevant time period referred to in Clause 10.1, the fact that it does not become payable until after the expiry of those time limits by operation of this Clause 11.2 shall not affect the obligation of the Sellers or the Purchaser (as the case may be) to satisfy its liability respectively to the Purchaser or the Sellers at the appropriate time.

11.3	Commencement of Proceedings

Any claim notified pursuant to Clauses 8.2, 10.1 or 11.1 shall (if it has not been previously satisfied, settled or withdrawn) be deemed to be irrevocably withdrawn unless legal proceedings in respect of it have been commenced by being both issued and served within six months after the notice is given pursuant to Clauses 8.2, 10.1 or 11.1 or, in the case of a contingent claim, within six months after the claim ceasing to be so contingent.

11.4	Investigation of Claims

In connection with any claim against the Purchaser or the Sellers under this Agreement or any Local Transfer Document:

11.4.1	the Purchaser or the Sellers (as the case may be) shall allow, and shall procure that the relevant member of its group allows, the party making the claim and its financial, accounting or legal advisers reasonable access to investigate the matter or circumstance alleged to give rise to a claim and whether and to what extent any amount is payable in respect of such claim; and

11.4.2	the Purchaser and PwC BPO undertake to disclose to each other all material of which either is aware which relates to the claim and shall procure that any other relevant members of the Sellers’ Group or the Purchaser’s Group (as appropriate) shall give, subject to their being paid all reasonable costs and expenses, all such information and assistance, including access to premises and personnel, and the right to examine and copy or photograph any assets, accounts, documents and records, as either party or its financial, accounting or legal advisers may reasonably request subject to the relevant party agreeing in such form as the other may reasonably require to keep all such information confidential and to use it only for the purpose of investigating and defending the claim in question.

11.5	Conduct of Third Party Claims

Subject to Clause 11.5.4, if the Purchaser or any Seller becomes aware of any third party claims (excluding any claims relating to Tax) against any member of the Purchaser’s Group or any member of the Sellers’ Group, respectively, which might reasonably be expected to give rise to a claim against any Seller or the Purchaser respectively under this Agreement or any Local Transfer Document:

11.5.1	the relevant party (the “First Party”) shall within 30 Business Days give written notice to the other party (the “Second Party”) of the matter and shall consult with the Second Party with respect to the matter, provided that any failure on the part of the First Party to comply with this Clause 11.5.1 or Clause 11.5.2 in whole or in part shall not release or absolve the liability of the Second Party provided that the Second Party shall be entitled to a pro-tanto deduction from their liability to the extent their liability is increased or not reduced by such failure on the part of the First Party or any other member of the Purchaser’s Group or Sellers’ Group (as applicable);

11.5.2	the First Party shall, and shall ensure that each member of the Purchaser’s Group or Sellers’ Group (as applicable) shall (subject to the receipt of a confidentiality undertaking reasonably satisfactory to the First Party) provide to the Second Party and their advisers all such information and assistance including access to premises and personnel, and the right to examine any assets, accounts, documents and records, as that Second Party may reasonably request, within the First Party’s power or control for the purposes of investigating the matter provided that the First Party shall not be obliged to make available to the Second Party or their advisers any advice from the First Party’s legal advisers to which legal privilege applies and enabling the Second Party to take action referred to in Clause 11.5.4;

11.5.3	the Second Party (at its cost) may take copies of the documents or records, and photograph the premises or assets, referred to in Clause 11.5.2;

11.5.4	subject to the Second Party notifying the First Party on or before the 28th day after the date of receipt of notice under Clause 11.5.1 that it wishes to exercise its rights under this Clause 11.5.4, the First Party shall and shall ensure that each member of the Purchaser’s Group or Sellers’ Group (as applicable) will:

(i)	take any action and institute any proceedings, and give any information and assistance, as the Second Party may reasonably request to:

(a)	dispute, resist, appeal, compromise, defend, remedy or mitigate the matter; or

(b)	enforce against a person (other than the Second Party or another member of the Purchaser’s Group or Sellers’ Group (as applicable)) its rights in relation to the matter; and

(ii)	not admit liability in respect of, or compromise or settle, the matter without the prior written consent of the Second Party, such consent not to be unreasonably withheld or delayed,

and in relation to all of this Clause 11.5.4 subject to and on the basis that:

(iii)	the Second Party shall fully indemnify each member of the Purchaser’s Group or Sellers’ Group (as applicable) for its liability for the claim in question and for all Losses which it incurs;

(iv)	failure by the First Party to comply with the provisions of this Clause 11.5 shall not release or absolve or limit the liability of the Second Party provided that the Second Party shall be entitled to a pro-tanto deduction from their liability to the extent their liability is increased or not reduced by such failure on the part of the First Party or any member of the Purchaser’s Group or Sellers’ Group (as applicable); and

(v)	neither the First Party nor any member of the Purchaser’s Group or Sellers’ Group (as applicable) shall be under any obligation to take any action or to refrain from taking any action or to allow the Second Party to conduct the defence of a third party claim if the First Party has obtained an opinion from a Queen’s Counsel that such proceedings are not reasonably likely to be successful.

12	Restrictions

12.1	Restrictions on the Sellers

12.1.1	Restrictions

Subject to Clause 12.1.2, the Sellers undertake with the Relevant Purchasers that they will not, and no member of the Sellers’ Group and no directors or officers of any member of the Sellers’ Group will, and PwC UK and PwC Netherlands undertake that they will not, in any Relevant Capacity during the Restricted Period:

(i)	cause, endeavour to cause or assist any person, firm or company who is a customer of the Group as at Closing in relation to any Key Contract to transfer any work undertaken by the Group in relation to any Key Contract to PwC UK, PwC Netherlands, any Seller or any member of the Sellers’ Group;

(ii)	induce or seek to induce any present Restricted Employee to become employed whether as employee, consultant or otherwise by PwC UK, PwC Netherlands or any member of the Sellers’ Group, whether or not such Restricted Employee would thereby commit a breach of his contract of service. Recruitment through the placing of an advertisement of a post available to a member of the public generally and the recruitment of a person through an employment agency shall not constitute a breach of this Clause 12.1 provided that none of PwC UK, PwC Netherlands or any member of the Sellers’ Group, encourages or advises such agency to approach any Restricted Employee; or

(iii)	engage in BPO Services.

12.1.2	Exceptions

The restriction in Clause 12.1.1 shall not operate to prohibit the Seller, any member of the Sellers’ Group, any directors or officers of any member of the Sellers’ Group, PwC UK and PwC Netherlands from:

(i)	continuing to provide any services to any person under any contract in effect as at Closing where such contract does not involve assets owned, leased or otherwise used by the Group (including the Business Assets but excluding any Procured IPR which is designated as shared with any Seller), and any amendments, modifications, replacements, extensions or renewals thereof;

(ii)	carrying on or being engaged in or being economically interested in any business which is of the same or similar type to the business carried on by the Group after such time as the Relevant Purchasers or any member of the Purchaser’s Group cease to carry on or be engaged in or economically interested in more than 50% of the business carried on by the Group (as measured by revenues);

(iii)	directly or indirectly investing in, acquiring, purchasing or otherwise holding any investments of less than 5% of the shares or stock of any publicly traded company;

(iv)	fulfilling any obligation pursuant to this Agreement and any agreement to be entered into pursuant to this Agreement;

(v)	acquiring the whole or part of any business if the turnover of that business attributed to a Restricted Activity in the last financial year is less than USD100,000;

(vi)	providing BPO Services to a person if that person is:

(a)	a person that itself has, or is part of a group under common control with, aggregate consolidated revenues in the countries set out below of less than the amount set out against those countries on an annual basis at the time of the applicable engagement:

(I)	Brazil: USD300,000,000;

(II)	United Kingdom: USD500,000,000;

(III)	Netherlands: €200,000,000; and

(b)	a person that itself has, or is part of a group under common control that has, at such time aggregate annual worldwide consolidated revenues of less than USD2,000,000,000,

provided that in the event a person at the start of any particular engagement falls within the proviso immediately above and subsequently ceases on account of revenue growth to fall within such exception, such member of the PwC Network may nevertheless complete the current engagements and related follow-on work and any amendments, modifications, replacements, extensions or renewals thereof.

12.1.3	Interpretation

The following terms shall have the following meanings respectively in this Clause 12.1:

(i)	“BPO Services” means business process outsourcing services in the area of finance and accounting or procurement (except with respect to internal audit services, security and compliance services, e.conomy, treasury, corporate finance, valuation and strategy, business recovery, dispute analysis and investigation and Transactions Services, tax and legal services, web-based information portal services, book-keeping and company administrative services, payroll services and pensions, benefits and human resources services) and, for the avoidance of doubt, does not include (1) work for international aid agencies and international funding organisations or institutions, or (2) policy work for governmental bodies;

(ii)	“Relevant Capacity” means for its own account or for that of any person, firm or company (other than the Relevant Purchasers);

(iii)	“Restricted Activity” means any activity restricted by Clause 12.1.1(iii) as qualified by clause 12.1.2;

(iv)	“Restricted Employee” means any Relevant Employee or employee of the Companies who (a) has access to trade secrets or other confidential information of the Sellers’ Group; or (b) has participated in discussions relating to the transaction pursuant to this Agreement, other than Diego Ramirez;

(v)	“Restricted Period” means two years commencing on Closing or such shorter period of time recognised by applicable law as being binding on PwC UK, PwC Netherlands or the Sellers;

(vi)	“Transaction Services” means advisory services in connection with changing the structure, business model or financing arrangements of companies, groups, entities, legal persons and partnerships including, but not limited to:

(a)	services involving due diligence and supporting and advising clients strategically and tactically on mergers, acquisitions, restructurings, valuations, joint ventures, divestitures (including outsourcing), alliances, financings and similar or related transactions and reviewing strategic or financial alternatives;

(b)	financial, tax, human resource, risk management and commercial due diligence, strategy assessments and validation, management assessments and integrity, financial and tax structuring, accounting advice, systems and operational due diligence and all aspects of post acquisition transition and of post merger integration;

(c)	advising clients on gaining access to global capital markets including converting from local accounting standards to US GAAP or IFRS or other relevant national standard and other regulatory and accounting issues.

12.2	PricewaterhouseCoopers Name

12.2.1	Subject to Clause 14.1, the Purchaser shall not, and shall procure that no member of the Purchaser’s Group shall, after Closing, use the PwC Name in any way whatsoever, other than references to “formerly part of PwC’s BPO business” for a transition period of no more than 3 months following Closing.

12.2.2	The Purchaser agrees that as soon as reasonably practicable after Closing, it shall, and shall procure that each member of the Purchaser’s Group shall, either delete the PwC Name from, or cease to use in any way, any property, documents, marketing materials or website relating to the Companies or the Business displaying the PwC Name, provided that (subject to Clause 12.2.1) this Clause 12.2.2 shall not apply to such of the Records or other documents which contain the PwC Name embedded in them and which are transferred to the Purchaser under this Agreement and which are only used internally within the Purchaser’s Group.

13	Guarantee

13.1.1	In consideration of the Purchaser entering into this Agreement, which is acknowledged as good and valuable consideration, the Seller Guarantors jointly and severally:

(i)	unconditionally and irrevocably guarantee to the Purchaser the due and punctual performance by each of the Sellers of any payment obligations (including, without limitation, any damages or compensation awarded to the Purchaser in respect of any breach by any of the Sellers of any of their obligations, commitments, undertaking, warranties and indemnities under or pursuant to any of the Transaction Documents) under or pursuant to or arising in connection with any of the Transaction Documents (the “Sellers’ Guaranteed Obligations”); and

(ii)	agree to indemnify the Purchaser against all Losses which the Purchaser may suffer through or arising from any breach by any of the Sellers of the Sellers’ Guaranteed Obligations,

for the avoidance of doubt, to the extent of any limit on the liability of the Sellers in this Agreement or any Local Transfer Document and the Tax Indemnity.

13.1.2	If and whenever any Seller defaults for any reason whatsoever in the performance of any of the Sellers’ Guaranteed Obligations, the Seller Guarantors shall forthwith upon demand unconditionally perform (or procure performance of) and satisfy (or procure the satisfaction of) the Sellers Guaranteed Obligations in regard to which such default has been made and so that the same benefits shall be conferred on the Purchaser as it would have received if the Sellers’ Guaranteed Obligations had been duly performed and satisfied by the relevant Seller.

13.1.3	This guarantee is to be a continuing guarantee and accordingly is to remain in force until all the Sellers’ Guaranteed Obligations shall have been satisfied. This guarantee is in addition to and without prejudice to and not in substitution for any rights or security which the Purchaser may now or hereafter have or hold for the performance and observance of the Sellers’ Guaranteed Obligations.

13.1.4	As a separate and independent obligation the Seller Guarantors agree that any of the Sellers’ Guaranteed Obligations which may not be enforceable against or recoverable from any of the Sellers by reason of any legal limitation, disability or incapacity on or of any of the Sellers or any other fact or circumstances (other than any limitation imposed by this Agreement or Local Transfer Document or the Tax Indemnity) shall nevertheless be enforceable against and recoverable from the Seller Guarantors as though the same had been incurred by the Seller Guarantors and the Seller Guarantors were the principal obligors in respect thereof and shall be paid by the Seller Guarantors on demand.

13.1.5	The liability of the Seller Guarantors under this Clause 13.1:

(i)	shall not be released or diminished by any variation of the Sellers’ Guaranteed Obligations or any forbearance, neglect or delay in seeking performance of the Sellers’ Guaranteed Obligations or any granting of time for such performance; and

(ii)	shall not be affected or impaired by reason of any other fact or event which in the absence of this provision would or might constitute or afford a legal or equitable discharge or release or a defence to a guarantor.

13.1.6	If any Seller Guarantor pays any amount under this Clause 13, the relevant Seller whose obligations have been discharged shall indemnify the relevant Seller Guarantors accordingly.

14	Confidentiality

14.1	Announcements

No announcement or circular in connection with the existence or the subject matter of this Agreement shall be made or issued by or on behalf of any member of the Sellers’ Group or the Purchaser’s Group without the prior written approval of PwC BPO and the Purchaser, and PwC BPO shall use its reasonable endeavours to procure that no member of the PwC Network makes or issues such announcements or circulars without the prior written approval of the Purchaser. This shall not affect any announcement or circular required by law or any regulatory body or the rules of any recognised stock exchange on which the shares of any party are listed but the party with an obligation to make an announcement or issue a circular shall consult with the other parties insofar as is reasonably practicable before complying with such an obligation.

14.2	Confidentiality

14.2.1

(i)	Subject to Clause 14.1 and Clause 14.2.2, each of the parties shall treat as strictly confidential and not disclose or use any information received or obtained as a result of entering into this Agreement (or any agreement entered into pursuant to this Agreement) which relates to:

(a)	the provisions of this Agreement and any agreement entered into pursuant to this Agreement (it being acknowledged that this Agreement may be required to be made public by virtue of the disclosure requirements of the United States Securities and Exchange Commission; or

(b)	the negotiations relating to this Agreement (and any such other agreements).

(ii)	Each of the Sellers shall treat as strictly confidential and not disclose or use any information relating to the Companies and Business following Closing and any other information relating to the business, financial or other affairs (including future plans and targets) of the Purchaser’s Group.

(iii)	The Purchaser shall, and shall procure that each Relevant Purchasers shall, treat as strictly confidential and not disclose or use any information relating to the business, financial or other affairs (including future plans and targets) of the Sellers’ Group after Closing.

14.2.2	Clause 14.2.1 shall not prohibit disclosure or use of any information if and to the extent:

(i)	the disclosure or use is required by law, any regulatory body or any recognised stock exchange on which the shares of any party are listed;

(ii)	the disclosure or use is required to vest the full benefit of this Agreement in any party;

(iii)	the disclosure or use is required for the purpose of any judicial proceedings arising out of this Agreement or any other agreement entered into under or pursuant to this Agreement or the disclosure is made to a Tax Authority in connection with the Tax affairs of the disclosing party;

(iv)	the disclosure is made to professional advisers of any party on terms that such professional advisers undertake to comply with the provisions of Clause 14.2.1 in respect of such information as if they were a party to this Agreement;

(v)	the information is or becomes publicly available (other than by breach of the Confidentiality Agreement or of this Agreement);

(vi)	the other party has given prior written approval to the disclosure or use; or

(vii)	the information is independently developed after Closing,

provided that prior to disclosure or use of any information pursuant to Clause 14.2.2(i), (ii) or (iii), the party concerned shall so far as may be lawful and practicable promptly notify the other parties of such requirement with a view to providing the other parties with the opportunity to contest such disclosure or use or otherwise to agree the timing and content of such disclosure or use.

15	Other Provisions

15.1	Further Assurances

15.1.1	In addition to any specific obligations undertaken in this Agreement, each of the parties shall from time to time execute such documents and perform such acts and things as any party may reasonably require to transfer the Shares, the Business, the Group and rights and/or interests in the Procured IPR to the Relevant Purchasers and to give any party the full benefit of any of the Transaction Documents (at the expense of the party requiring such transfer or giving, unless and to the extent otherwise provided specifically in the relevant Transaction Document).

15.1.2	Pending registration of any Share Purchaser as owner of the relevant Shares, the Sellers shall exercise all voting and other rights in relation to such Shares in accordance with the relevant Share Purchaser’s instructions.

15.1.3	Each of the parties shall, and shall procure that the relevant members of their group shall:

(i)	retain until the expiration of the relevant period of any applicable statute of limitation (or such longer period as may be reasonably requested by the other party) from Closing the books, records and documents pertaining to the Companies and/or the Business to the extent they relate to the period prior to Closing; and

(ii)	allow the other party reasonable access to such books, records and documents, including the right to take copies, at the other party’s expense.

15.1.4	Release of Guarantees

(i)	The Purchasers shall use reasonable endeavours to procure, to the extent not done at Closing, the release of the Sellers or any member of the PwC Network or any person connected with any of them from the securities, guarantees or indemnities listed in Schedule 17 as soon as reasonably practicable after Closing. Pending such release, the Purchaser shall indemnify the Sellers and any member of the PwC Network and any person connected with any of them against all amounts paid by any of them pursuant to any such securities, guarantees and indemnities in respect of matters attributable to the acts or omissions of the Purchaser or any Relevant Purchaser or any of the Companies after Closing.

(ii)	The Sellers shall use reasonable endeavours to procure, by Closing or, to the extent not done by Closing, as soon as reasonably practicable thereafter, the release of each Company from any securities, guarantees or indemnities given by or binding upon the Company in respect of any Liability of the Sellers or any member of the PwC Network. Pending such release, the Sellers shall indemnify the Companies against all amounts paid by any of them pursuant to any such securities, guarantees and indemnities in respect of such Liability of the Sellers.

15.1.5	The Purchaser on behalf of itself and the Relevant Purchasers agrees that, following Closing, the Sellers’ Group (other than the Companies) shall not be required to maintain any of the insurance policies maintained prior to Closing by or on behalf of the Sellers’ Group in relation to the part of the Group the subject of Closing. If the Sellers decide to maintain any such policies, neither the Purchaser nor the Relevant Purchasers will be entitled to benefit, save as specifically provided in this Agreement, from such policies in respect of any matters after Closing.

15.1.6	The Sellers acknowledge that the Purchaser may be required to produce audited financial statements of the Group for each of the years in the 3 year period ended 30 June 2002, or 31 December 2002, or some shorter period as specified in the regulations of the United States Securities and Exchange Commission within approximately 75 days after Closing, and the Sellers shall and shall procure that each member of the Sellers’ Group and the Reporting Accountants shall, at the Purchaser’s expense and subject to Clause 15.11, provide such assistance to the Purchaser as the Purchaser may reasonably require in enabling the Purchaser to prepare such audited financial statements, including (without limitation) allowing the Purchaser and its professional advisers access (with a right to take copies) as may reasonably be requested on reasonable notice during normal office hours to those of its books and records which relate to the Companies and/or the Business and to interview such employees of the Seller or any member of the Sellers’ Group.

15.2	Whole Agreement

15.2.1	This Agreement contains the whole agreement between the parties relating to the subject matter of this Agreement at the date hereof to the exclusion of any terms implied by law which may be excluded by contract and supersedes any previous written or oral agreement between the parties in relation to the matters dealt with in this Agreement.

15.2.2	Each of the parties acknowledges that it has not been induced to enter into this Agreement by any representation, warranty or undertaking not expressly incorporated into it.

15.2.3	So far as is permitted by law and except in the case of fraud, each of the parties agrees and acknowledges that its only right and remedy in relation to any representation, warranty or undertaking made or given in connection with this Agreement shall be for breach of the terms of this Agreement to the exclusion of all other rights and remedies (including those in tort or arising under statute).

15.2.4	In Clauses 15.2.1 to 15.2.3, “this Agreement” includes the Disclosure Letter, the Local Transfer Documents, the Tax Indemnity and all documents entered into pursuant to this Agreement.

15.3	Reasonableness

Each of the parties confirms it has received independent legal advice relating to all the matters provided for in this Agreement, including the terms of Clause 10 (Limitation of Liability), Clause 11 (Claims), Clause 12 (Restrictions on the Sellers) and Clause 15.2 (Whole Agreement) and agrees that the provisions of this Agreement (including the Disclosure Letter and all documents entered into pursuant to this Agreement) are fair and reasonable.

15.4	No Assignment

Except as otherwise expressly provided in this Agreement, no party may without the prior written consent of the other parties, assign, grant any security interest over, hold on trust or otherwise transfer the benefit of the whole or any part of this Agreement.

15.5	Third Party Rights

15.5.1	Other than the Relevant Purchasers, a person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 (United Kingdom) to enforce any term of this Agreement except to the extent set out in this Clause 15.5.

15.5.2	A third party identified in Clauses 10.14.1 and 15.1.4 may enforce and rely on Clauses 10.14.1 and 15.1.4 to the same extent as if it were a party to this Agreement.

15.5.3	This Agreement may be terminated and any term may be amended or waived without the consent of any person named or described in Clause 15.5.2.

15.6	Variation

No variation of this Agreement shall be effective unless in writing and signed by or on behalf of each of the parties.

15.7	Method of Payment

15.7.1	Wherever in this Agreement provision is made for a payment by any Seller to the Purchaser or any Relevant Purchaser after Closing, the Seller shall arrange that such payment shall be made by PwC BPO for itself and on behalf of the Sellers to the Purchaser for itself and on behalf of the Relevant Purchaser.

15.7.2	Wherever in this Agreement provision is made for a payment by the Purchaser or any Relevant Purchaser to any Seller after Closing, the Purchaser and the Relevant Purchaser shall arrange that such payment shall be made by the Purchaser for itself and on behalf of the Relevant Purchaser to PwC BPO for itself and on behalf of the Sellers.

15.7.3	Any such payments shall be effected by crediting for same day value the account specified by PwC BPO or the Purchaser (as the case may be) on behalf of the party entitled to the payment (reasonably in advance and in sufficient detail to enable payment by telegraphic or other electronic means to be effected) on or before the due date for payment.

15.7.4	Payment of a sum in accordance with this Clause shall be a good discharge to the payer (and those on whose behalf such payment is made) of its obligation to make such payment and the payer (and those on whose behalf such payment is made) shall not be obliged to see to the application of the payment as between those on whose behalf the payment is received.

15.8	Costs

15.8.1	The Sellers shall bear all costs incurred by them and, if incurred prior to Closing, the Companies in connection with the preparation, negotiation and entry into of this Agreement, the Local Transfer Documents and the Tax Indemnity and the sale of the Group.

15.8.2	The Purchaser and the Relevant Purchasers shall bear all such costs incurred by them in connection with the preparation, negotiation and entry into of this Agreement, the Local Transfer Documents and the Tax Indemnity and the sale of the Group.

15.9	Notarial Fees, Registration, Stamp and Transfer Taxes and Duties

The Relevant Purchasers shall bear the cost of all notarial fees and all registration, stamp and transfer taxes and duties or their equivalents in all jurisdictions where such fees, taxes and duties are payable as a result of the transactions contemplated by this Agreement. The Relevant Purchasers shall be responsible for arranging the payment of all such fees, taxes and duties, including fulfilling any administrative or reporting obligation imposed by the jurisdiction in question in connection with the payment of such taxes and duties. The Relevant Purchasers shall indemnify the Sellers or any other member of the Sellers’ Group against any Losses suffered by that Seller or member of the Sellers’ Group as a result of the Relevant Purchasers failing to comply with their respective obligations under this Clause 15.9.

15.10	Interest

If any party defaults in the payment when due of any sum payable under this Agreement or the Local Transfer Documents (howsoever determined) the liability of that party shall be increased to include interest on such sum from the date when such payment is due until the date of actual payment (as well after as before judgment) at a rate per annum of 1.5 per cent above the one week US dollar LIBOR rate from time to time of ING Bank, Amsterdam. Such interest shall accrue from day to day with the rate to be set on the first Business Day in each of March, June, September and December and applied throughout that quarter at the same rate.

15.11	Document disclosures

Nothing in this Agreement shall require any party or any member of either the Sellers’ Group or the Purchaser’s Group to disclose any information in respect of which it is bound by a duty of confidentiality or which is protected by legal professional privilege or which has been prepared by it or its accountants and other professional advisers with a view to assessing the merits of any claim or argument as between any Seller and the Purchaser and relevant to this Agreement or constitutes its own confidential information or trade secrets.

15.12	Notices

15.12.1	Any notice in connection with this Agreement (a “Notice”) shall be:

(i)	in writing in English;

(ii)	delivered by hand, fax, registered post or by courier using an internationally recognised courier company.

15.12.2	A Notice to any Seller or any Seller Guarantor shall be sent to such party at the following address, or such other person or address as PwC BPO may notify to the Purchaser from time to time:

(i)	PwC BPO

Marten Meesweg 25

3068 AV Rotterdam

The Netherlands

Fax: +31 10 4564 333

Attention: Director

(ii)	PwC BPO UK

Southwark Towers

32 London Bridge Street

London SE1 9SY

United Kingdom

Fax: +44 20 7822 4652

Attention: Company Secretary

(iii)	PwCR

1 Embankment Place

London WC2N 6RH

United Kingdom

Fax: +44 20 7822 4652

Attention: Company Secretary

(iv)	PW

1 Embankment Place

London WC2N 6RH

United Kingdom

Fax: +44 20 7822 4652

Attention: Company Secretary

(v)	PwC UK

1 Embankment Place

London WC2N 6RH

United Kingdom

Fax: +44 20 7822 4652

Attention: Head of Office of General Counsel

(vi)	PwC US

1177 Avenue of the Americas

New York, New York 10036

United States of America

Fax: +1 813 286 6000

Attention: Head of Office of General Counsel

(vii)	PwC Netherlands

Prins Bernhardplein 200

1097 JB Amsterdam

The Netherlands

Fax: +31 20 568 6888

Attention: Head of Office of General Counsel

15.12.3	A Notice to the Purchaser or any Relevant Purchaser shall be sent to such party at the following address, or such other person or address as the Purchaser may notify to PwC BPO from time to time:

Exult Inc.

121 Innovation Drive

Suite 200

Irvine, California, 92612

United States of America

Fax: +1 949 856 8802

Attention: General Counsel

15.12.4	Any Notice shall conclusively be deemed to have been received on the next working day in the place to which it is sent, if sent by fax, or 60 hours from the time of posting, if sent by post, or at the time of delivery, if delivered by hand.

15.13	Invalidity

15.13.1	If any provision in this Agreement shall be held to be illegal, invalid or unenforceable, in whole or in part, such provision or part shall to that extent be deemed not to form part of this Agreement but the legality, validity or enforceability of the remainder of this Agreement shall not be affected.

15.13.2	If any illegal, invalid or unenforceable provision would be legal, valid and enforceable if some part of it were deleted or modified, the provision shall apply with whatever deletion or modification is necessary to give effect to the commercial intention of the parties.

15.14	Counterparts

This Agreement may be entered into in any number of counterparts, all of which taken together shall constitute one and the same instrument. Any party may enter into this Agreement by executing any such counterpart.

15.15	Governing Law and Submission to Jurisdiction

15.15.1	This Agreement and the documents to be entered into pursuant to it, save as expressly referred to therein, shall be governed by and construed in accordance with English law.

15.15.2	Each of the parties irrevocably agrees that the courts of England are to have exclusive jurisdiction to settle any dispute which may arise out of or in connection with this Agreement and the documents (excluding the Tax Indemnity) to be entered into pursuant to it and that accordingly any proceedings arising out of or in connection with this Agreement and the documents to be entered into pursuant to it shall be brought in such courts. Each of the parties irrevocably submits to the jurisdiction of such courts and waives any objection to proceedings in any such court on the ground of venue or on the ground that proceedings have been brought in an inconvenient forum.

15.16	Appointment of Process Agent

15.16.1	Each of the Sellers not incorporated in England hereby irrevocably appoints PwC BPO UK of Southwark Towers, 32 London Bridge Street, London, SE1 9SY, United Kingdom as its agent to accept service of process in England any legal action or proceedings arising out of this Agreement, service upon whom shall be deemed completed whether or not forwarded to or received by any Seller.

15.16.2	Each of the Sellers agrees to inform the Purchaser in writing of any change of address of such process agent within 28 days of such change.

15.16.3	If such process agent ceases to be able to act as such or to have an address in England, each of the Sellers irrevocably agrees to appoint a new process agent in England acceptable to the Purchaser and to deliver to the Purchaser within 14 days a copy of a written acceptance of appointment by the process agent.

15.16.4	The Purchaser hereby irrevocably appoints Exult Limited of 6th Floor, 16 Old Bailey, London, United Kingdom as its agent to accept service of process in England in any legal action or proceedings arising out of this Agreement, service upon whom shall be deemed completed whether or not forwarded to or received by the Purchaser.

15.16.5	The Purchaser agrees to inform PwC BPO in writing of any change of address of such process agent within 28 days of such change.

15.16.6	If such process agent ceases to be able to act as such or to have an address in England, the Purchaser irrevocably agrees to appoint a new process agent in England acceptable to PwC BPO and to deliver to PwC BPO within 14 days a copy of a written acceptance of appointment by the process agent.

15.16.7	Nothing in this Agreement shall affect the right to serve process in any other manner permitted by law

In witness whereof this Agreement has been duly executed.

SIGNED by

on behalf of PwC BPO BV:

SIGNED by

on behalf of PwC BPO (UK) Limited:

SIGNED by

on behalf of PricewaterhouseCoopers

(Resources):

SIGNED by

on behalf of P.W. & Co.:

SIGNED by

on behalf of PricewaterhouseCoopers

LLP (UK):

SIGNED by

on behalf of PricewaterhouseCoopers

LLP (US):

SIGNED by

on behalf of PricewaterhouseCoopers

Accountants NV:

SIGNED by

on behalf of PricewaterhouseCoopers

Belastingadviseurs NV:

SIGNED by

on behalf of Exult Inc.: